UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

- [X] Form C: Offering Statement
- [ ] Form C-U: Progress Update
- [ ] Form C/A: Amendment to Offering Statement
  - [ ] Check box if Amendment is material and investors must reconfirm within five business days.
- [ ] Form C-AR: Annual Report
- [ ] Form C-AR/A: Amendment to Annual Report
- [ ] Form C-TR: Termination of Reporting

Name of Issuer:

Flagship Innovations LLC

Legal Status of Issuer:

Form:

Limited Liability Company

Jurisdiction of Incorporation/Organization:

Texas

Date of Organization:

May 3, 2023

Physical Address of Issuer:

3050 Post Oak Blvd., Ste. 510-L46, Houston, TX 77056

Website of Issuer:

www.flagshipi.com

Is there a co-issuer? [ ] Yes [X] No

Name of intermediary through which the offering will be conducted:

ANDES CAPITAL GROUP, LLC

CIK number of intermediary:

0001348811

SEC file number of intermediary:

008-67202

CRD number, if applicable, of intermediary:

139212

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the Offering, the Issuer shall pay a fee of three percent (3%) of the amount raised in the Offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will not receive any other direct or indirect compensation.

Type of Security Offered:

Preferred Membership Interests

Target number of securities to be offered:

10,000

Price (or method for determining price):

$100.00 per Preferred Membership Interest

Target offering amount:

$1,000,000

Minimum Investment Amount:

$500.00 (5 Interests)

Oversubscriptions accepted: [X] Yes [ ] No

If yes, disclose how oversubscriptions will be allocated:
[ ] Pro-rata basis [ ] First-come, first-served basis [X] Other – provide a description:

At the discretion of the Issuer or Intermediary.

Maximum offering amount (if different from target offering amount):

$5,000,000

Maximum number of securities to be offered:

50,000

Deadline to reach the offering amount:

September 1, 2024

Disbursement from Escrow: Once per Month

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Re-Confirmation of Subscription Process:

After the Target Offering amount is met and the Offering has been active for 21 days, the Company may choose to close the Offering to access the funds held in escrow (the "Escrow Close") from subscribed Investors. Each time the Company may access invested funds held in the Escrow Account, all new Investors who have subscribed since the prior Escrow Close will be notified by the Intermediary that subscribed Investors will have until 48 hours prior to the next scheduled Escrow Close to cancel or reconfirm their investment. Investors will only be asked once to reconfirm or cancel their investment subscription.

Current number of employees: 0

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Flagship Innovations LLC

By

Robert Love
Chief Executive Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.



Robert Love
Chief Executive Officer

8/25/2023

(Date)

TABLE OF CONTENTS

September 8, 2023

FLAGSHIP INNOVATIONS LLC

FORM C
Up to $5,000,000 of Preferred Membership Interests
$100.00 per Unit



Flagship Innovations LLC ("Flagship", the "Company," "we," "us," or "our"), is offering a minimum amount of $1,000,000 (the "Target Offering Amount") and up to a maximum amount of $5,000,000 (the "Maximum Offering Amount") of Preferred Membership Interests (the "Securities") on a best efforts basis as described in this Form C (this "Offering"). We must raise an amount equal to or greater than the Target Offering Amount by September 1, 2024 (the "Offering Deadline"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "Investors" or "you". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "The Offering and the Securities". In order to purchase the Securities, you must complete the purchase process through our intermediary, Andes Capital Group, LLC (the "Intermediary"). All committed funds will be held in escrow with North Capital Private Securities Corporation ("NCPS" or the "Escrow Facilitator") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments will be represented by an issuance of Preferred Membership Interests, as further described below. Securities sold in this Offering will be deposited into an escrow account maintained by the Escrow Facilitator and will reflect each Investors' beneficial interest in the Membership Interest Units. Investment subscriptions may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment subscription and may cancel or rescind our offer to sell the Securities at any time for any reason.

LEGEND

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC" or the "Commission") does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

THE COMPANY

1. Name of issuer: **Flagship Innovations LLC**

ELIGIBILITY

2. **Flagship Innovations LLC** certifies that all of the following statements are true:

• Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

• Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

• Not an investment company registered or required to be registered under the Investment Company Act of 1940.

• Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

• Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

• Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

• The issuer has not made use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? [X] No

BAD ACTOR DISCLOSURE

The Company is not subject to bad actor disqualifications under any relevant U.S. securities laws.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of The Company's fiscal year covered by the report.

Once posted, the annual report can be found on the following site: www.coffeebreak.fund

The issuer must continue to comply with the ongoing reporting requirements until:
(1)   the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2)   The Company has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
(3)   The Company has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
(4)   the Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5)   the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors have previously failed to comply with the ongoing reporting requirement of Rule 202 of Regulation Crowdfunding.

OFFICERS OF THE COMPANY

The officers of the Company are listed below along with all positions and offices held and their principal occupation and employment responsibilities for the past three (3) years:

Name	Positions and Offices Held	Principal Occupation and Employment Responsibility for the Past Three (3) Years	Dates of Service
Robert Love	Chief Executive Officer, Flagship Innovations LLC	Develop and implement overall business strategy, build and lead a strong team, and establish partnerships with stakeholders to ensure the success and growth of the company	May 3, 2022 - present
	Associate Director, FIS Global (Virtus Partners)	Manage the reporting, compliance and accounting of investment banking deals. Act as liaison to clients, financial institutions, attorneys and other third parties.	March 2019 - present

BIOGRAPHIES



Robert Love, Chief Executive Officer
Robert Love is the Founder of Flagship Innovations LLC. Robert is the Director of Trust Accounts at Virtus Partners (FIS Global) and has over 15 years of financial services experience for various companies, including JPMorgan Chase, Citibank, and Bank of New York Mellon. He is also a veteran of the United States Navy with 4 years of service and is a graduate of Florida State College in Jacksonville. Robert is a seasoned business professional who is well-connected and attuned to the needs of his targeted market. His work ethic and business acumen will be the key drivers that propel this venture toward a position of lasting success.

ANTICIPATED BUSINESS PLAN

Flagship Innovations LLC ("Flagship", the "Company", "we", "us", or "our"), began operations as a start-up company with plans to franchise with New Orleans Brew, LLC (also referred to as "PJ's Coffee of New Orleans," PJ's Coffee," and the "Franchisor").

MISSION

Flagship Innovations LLC's mission is to partner with PJ's Coffee of New Orleans and propel it into a market leader among coffee shops in Texas.

OBJECTIVES

Flagship Innovations LLC recognizes that maintaining a sterling, well-regarded brand is essential for propagating a strong standing in the Coffee Store Franchises industry. By upholding a positive corporate image in addition to providing PJ's Coffee's top quality coffees and other menu items, Flagship Innovations LLC will increase its market share, stand out among its competitors, and become a dominant player in the market. The Company will also fervently track any direct or indirect competition in the marketplace to ensure it stays on top of cutting-edge industry trends and opportunities. Moving forward, Flagship Innovations LLC will strive to meet the following objectives as it accomplishes specific keys to success:

• Become a recognized PJ's Coffee franchise owner in the Houston metropolitan area
• Develop a strong customer service model
• Remain attuned to the marketplace and integrate services into the business mix that meet the needs of the targeted audience

PRODUCTS & SERVICES

Flagship Innovations LLC will own and operate PJ's Coffee shops in the Houston metropolitan area. According to the Franchisor's website, PJ's Coffee utilizes only the best quality arabica coffee beans, sourcing 14 origin coffees from Sumatra to Ethiopia, Colombia to Papua New Guinea. This gourmet coffee is roasted in small batches of 300 lbs. or less by Roastmaster Felton Jones, who has over 22 years of experience with PJ's Coffee.

PJ's Coffee carries a complete line of espresso-based beverages, flavored coffee, and award-winning Original Cold Brew™ iced coffee, as well as a variety of food options. Freshly baked pastries and desserts are available for multiple day parts with a focus on supporting sustainability. PJ's Coffee is the industry leader in sourcing methods from farm to cup.



MEDIUM ROAST   DARK ROAST   FLAVORED   DECAF

MARKET[1]

According to IBISWorld, the Coffee Store Franchises industry experienced robust growth for most of the five years to 2023 as the franchise model continues to be a popular method for large chains to expand their company footprint with relatively low capital investment. The most significant industry player, Dunkin', added more than 1,500 franchises to its network during the five-year period, expanding into underrepresented regions relative to its traditional stronghold in the Northeast. Although rising consumer spending and improving economic conditions encouraged industry revenue growth during most of the period, COVID-19 and the accompanying social distancing regulations stifled industry revenue in 2020. Over the five years to 2023, industry revenue increased an annualized 1.0% to $13.5 billion.

Key Statistics

 **$13.5bn**
Revenue

Annual Growth 2018–2023	Annual Growth 2023–2028	Annual Growth 2018–2028
1.0%	1.2%	

 **12,419**
Businesses

Annual Growth 2018–2023	Annual Growth 2023–2028	Annual Growth 2018–2028
1.8%	2.2%	

 **$785.0m**
Profit

Annual Growth 2018–2023	Annual Growth 2018–2023
5.8%	

 **173k**
Employment

Annual Growth 2018–2023	Annual Growth 2023–2028	Annual Growth 2018–2028
0.9%	1.5%	

 **5.8%**
Profit Margin

Annual Growth 2018–2023	Annual Growth 2018–2023
1.2pp	

 **$3.6bn**
Wages

Annual Growth 2018–2023	Annual Growth 2023–2028	Annual Growth 2018–2028
0.8%	1.4%	

Products and Services Segmentation



- Beverages: 59.4%
- Food items: 26.4%
- Merchandise: 14.2%

[1] Ibid

The industry is highly concentrated; Dunkin' has over 8,500 stores in the United States alone. Therefore, the franchise's performance is highly correlated with the overall industry. The total number of coffee store franchises has been boosted by Canada-based Tim Hortons' movement into the United States, where it now has over 500 franchise locations. While there are numerous small coffee store franchises, they struggle to compete with the brand recognition of Dunkin' or Starbucks, which dominate coffee sales at the retail level. Coffee store franchises are becoming increasingly concentrated in the hands of fewer owners as significant, well capitalized franchisee networks that own hundreds of stores play an expanding role.

Over the five years to 2028, the Coffee Store Franchises industry is expected to grow as economic conditions improve and consumers return to establishments. Additionally, demand for specialty drinks, which are not readily prepared in one's home or require special equipment to replicate, is expected to increase. Consequently, coffee store franchises are expected to continue employing specialized labor and equipment to meet consumer preferences. Over the five years to 2028, industry revenue will grow an annualized 1.2% to $14.4 billion.

Target Market: The primary target market for the menu items that will be offered by Flagship Innovations LLC through its PJ's Coffee franchises will be consumers aged 35 and up. Accounting for approximately 76.2% of industry revenue, persons in this age group have shown a much stronger inclination to be frequent patrons of coffee store franchises. While consumers 35 and up will be the primary target, the Company anticipates that consumers under 35 will make up a substantial portion of its customer base as well. By prioritizing its marketing efforts, Flagship Innovations LLC will be able to effectively expand the PJ's Coffee brand in the marketplace.

Market Needs: The market is in need of the menu items that will be offered by Flagship Innovations LLC through its PJ's Coffee franchises. The Franchisor's innovative menu and unique environment provide an attractive alternative to other coffee shops, along with its variety of coffees, teas, other beverages, snacks, desserts, and other food items. By leveraging the PJ's Coffee brand and expanding it further into the Houston metropolitan area, Flagship Innovations LLC is positioned to develop a strong and profitable business, enabling it to remain relevant well into the future.

Market Size: According to market research firm IBISWorld, the Coffee Store Franchises industry (part of the larger Limited-Service Restaurants industry, NAICS Code 722515) saw an average compound annual growth rate (CAGR) of 1.0% over the last five years, placing industry revenue at $13.5 billion in 2023. During this period, the COVID-19 pandemic led to widespread lockdowns and social distancing measures, which significantly decreased foot traffic to coffee shops. As a result, many coffee franchises leveraged the increased use of smartphones and on-demand services to shift their focus to online orders and delivery services to adapt to changing consumer behavior.

Over the next five years, continued advancements in technology will lead many industry operators to further develop strategies to offer delivery options through third-party providers or by creating/enhancing their own delivery services. Additionally, as consumers continue to prioritize health and wellness, coffee franchises will offer more nutritious and low-calorie options and highlight the health benefits of coffee and tea. Also, as more consumers adopt plant-based diets or reduce meat consumption,

[2]Source: www.ibisworld.com | "Coffee Store Franchises in the US." IBISWorld, 2023.

coffee franchises must provide more vegan and vegetarian options, like non-dairy milk alternatives and plant-based food items. The Coffee Store Franchises industry is projected to see an average CAGR of 1.2% over the next five years, placing industry revenue at $14.4 billion in 2028.[2] These trends bode well for organizations like Flagship Innovations LLC, as they show the general long-term potential that the market and industry hold.

Marketing: PJ's Coffee requires its franchise owners to contribute to its Marketing Fund Fee, also referred to as "the Fund." According to the Franchise Disclosure Document (FDD), franchise owners are required to contribute 2.0% of their Gross Revenue toward the Fund. The FDD mentions that the Franchisor has sole discretion regarding the use of these funds, which include the implementation of advertising, marketing, and promotional programs, along with developing the materials and concepts used in these programs. In addition to paying into the Fund, the Franchisor's FDD mentions that franchise owners are required to spend 1.0% to 3.0% of their Gross Revenue on local advertising (the financial projections in this document assume 2.0%). Pending approval from the Franchisor, Flagship Innovations LLC will advertise locally via networking events, local trade shows and conventions, and print advertising via flyers, direct mailers, and advertisements being placed in local publications.

Financial Overview
The Company expects steady growth over the next five years of operation and projects the following revenue to be generated.

	Year 1	Year 2	Year 3	Year 4	Year 5
Revenue	$825,000	$900,000	$990,000	$1,050,000	$1,100,000



	Starbucks	Dunkin'	Dutch Bros
Year Founded	1971	1950	1992
Owner/CEO	Howard Schultz	David Hoffman	Joth Ricci
Headquarters	Seattle, WA	Canton, MA	Grants Pass, OR
Website	www.starbucks.com	www.dunkindonuts.com/en	www.dutchbros.com
Contact Info	https://customerservice.starbucks.com/sbux	www.dunkindonuts.com/en/about/contact-us/faqs	www.dutchbros.com/contact-us
Annual Sales	~$32.6BN [6]	$1.4BN [7]	~$739MM [8]
Entity Type	Public Company (NASDAQ: SBUX)	Subsidiary of Inspire Brands, Inc.	Public Company (NYSE: BROS)
Products Offered	Hot & cold coffee beverages, hot & cold tea beverages, other hot & cold beverages, various bakery items and sandwiches, oatmeal, and yogurt	Doughnuts, coffee, coffee beans, tea, frozen beverages, bagels, breakfast sandwiches, wraps, and snacks	Hot & cold coffee beverages, hot & cold tea beverages, other hot & cold beverages, muffins, and granola bars
Target Market	Customers looking for convenient options for gourmet beverages; also food retailers for its coffee beans and grounds	Consumers seeking a quick meal or beverage option	Customers looking for convenient options for gourmet beverages
Strengths	Very strong brand recognition	National brand recognition	Very strong brand recognition
Weaknesses	Plenty of criticism about the pricing and calorie count of many menu items	Must answer to parent company	Limited selection of food items

Competition and Competitive Advantages

Flagship Innovations LLC faces competition from other major coffee chains, with the most notable being Starbucks, Dunkin' Brands Group Inc. (Dunkin'), and Dutch Bros. Starbucks and Dutch Bros. are both publicly traded companies that earned approximately $32.6 billion and $739 million in revenue, respectively, in their 2022 fiscal years. Dunkin' is a subsidiary of Inspire Brands, Inc. that earns about $1.4 billion in revenue. Despite being a highly competitive field, Flagship Innovations LLC has a significant advantage over similar companies in the market. These competitive advantages include:

• Leveraging the highly renowned PJ's Coffee brand with its distinctly identifiable New Orleans heritage
• Franchisor's operational success via technology, training, equipment, and product quality
• Business acumen of the franchise candidate
• Low overhead cost

Flagship Innovations LLC is keenly aware that it must consistently analyze the competitive landscape to accelerate its position in the marketplace. As the Company builds its position and competitive advantages, it will continue to execute a marketing plan that highlights the benefits of its services. Any business that operates with a similar model serves as a direct or indirect competitor. The identified competitors are described below.

The following is a listing of the primary competitive advantages of the Company:
- Leveraging the highly renowned PJ's Coffee brand with its distinctly identifiable New Orleans heritage
- Franchisor's operational success via technology, training, equipment, and product quality
- Business acumen of the franchise candidate
- Low overhead cost

BARRIERS TO ENTRY
According to IBISWorld, barriers to entry in the Coffee Store Franchises industry are low and steady, as indicated by the following details.

Legal
This industry is not subject to many industry-specific government regulations, other than standard FDA and labor laws, such as minimum wage. Industry operators must also abide by franchising laws set by the US Federal Trade Commission.

Start-up costs
Start-up costs for industry operators include establishing a location and investing in equipment, furniture, and fittings. However, many franchisees receive significant help from franchisors to help minimize start-up costs.

Differentiation
Industry operators can differentiate themselves through quality, product offerings, marketing, and customer service.

Labor Intensity
Although industry employees are typically not required to have specific licenses, they must possess a knowledge of industry products and provide quality customer service to be successful.

RISK FACTORS

An investment in our Preferred Membership Units involves risks. In addition to other information contained elsewhere in this Form C, you should carefully consider the following risks before acquiring our Membership Interest Units offered by this Form C. The occurrence of any of the following risks could materially and adversely affect the business, prospects, financial condition or results of operations of our Company, the ability of our Company to make cash distributions to the holders of Membership Interest Units and the market price of our Membership Interest Units, which could cause you to lose all or some of your investment in our Membership Interest Units. Some statements in this Form C, including statements in the following risk factors, constitute forward-looking statements. See "Forward-Looking Statements Disclosure" below.

Risks Related to the Company's Business and Industry

We have limited operating history, which makes our future performance difficult to predict.
We have limited operating history. You should consider an investment in our Membership Interest

Units in light of the risks, uncertainties and difficulties frequently encountered by other newly formed companies with similar objectives. We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of equity or other financing alternatives. The failure to successfully raise operating capital, could result in our bankruptcy or other event which would have a material adverse effect on us and our Investors. There can be no assurance that we will achieve our investment objectives.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

As shelter-in-place orders and non-essential business closings have occurred due to COVID-19, the Company's revenue may be adversely affected by such an event in the future. Also, the Company depends on manufacturing in China, and the global pandemic raises supply chain issues and may result in an inability to fulfill orders of the Company's product.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

The Company may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

The Company is subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against the Company, which may adversely impact the financial performance of the Company.

Risks Related to the Offering

There can be no guarantee that the Company will reach its funding target from potential Investors with respect to any Class or future proposed Class.

Due to the start-up nature of the Company, there can be no guarantee that the Company will reach its funding target from potential Investors with respect to any Class or future proposed Class. In the event the Company does not reach a funding target, it may not be able to achieve its investment objectives.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. An investor may not have the opportunity, as part of their investment in the Offering, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

Risks Related to the Securities

There is currently no trading market for our securities. An active market in which Investors can resell their Membership Interest Units may not develop.

There is currently no public trading market for any Membership Interest Units, and an active market may not develop or be sustained. If an active public or private trading market for our securities does not develop or is not sustained, it may be difficult or impossible for you to resell your Membership Interest Units at any price. Accordingly, you may have no liquidity for your Membership Interest Units. Even if a public or private market does develop, the market price of the Membership Interest Units could decline below the amount you paid for your Membership Interest Units.

There may be state law restrictions on an Investor's ability to sell the Membership Interest Units.

Each state has its own securities laws, often called "blue sky" laws, which (1) limit sales of securities to a state's residents unless the securities are registered in that state or qualify for an exemption from registration and (2) govern the reporting requirements for broker-dealers and stockbrokers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration. We do not know whether our securities will be registered, or exempt, under the laws of any states. A determination regarding registration will be made by broker-dealers, if any, who agree to serve as the market-makers for our Membership Interest Units. There may be significant state blue sky law restrictions on the ability of Investors to sell, and on purchasers to buy, our Membership Interest Units. Investors should consider the resale market for our securities to be limited. Investors may be unable to resell their securities, or they may be unable to resell them without the significant expense of state registration or qualification.

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to Investors in such offering. If such Investors exercised their rescission rights, the Company would have to pay to such Investors an amount of funds equal to the purchase price paid by such Investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such Investors a rescission right, have sufficient funds to pay the prior Investors the amounts required or that proceeds from this Offering would not be used to pay such amounts. In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness

of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date.

Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities can be resold at the Offering price or at any other price. Investors Purchasing the Securities will have limited rights.

A majority of the Company is owned by a small number of owners.

Prior to the Offering, one individual beneficially owns 100% of outstanding Preferred Membership Interest Units of the Company. This individual security holder may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. This individual security holder may have Membership Interest Units that are different from yours. For example, this individual may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential Investors are willing to pay for the Company. In addition, this individual security holder could use his or her voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Investors purchasing the Securities in this Offering may be significantly diluted as a consequence of subsequent financings.

The Securities offered will be subject to dilution. The Company may issue additional equity to employees, third-party financing sources, and other Investors, and as a consequence holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce an investor's control and economic interests in the Company. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other Investors) is typically intended to provide the Company with enough capital to reach the next major Company milestone. If the funds are not sufficient, the Company may have to raise additional capital at a price unfavorable to the existing Investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company securities.

We arbitrarily determined the price of the Securities and such price which may not reflect the actual market price for the Securities.

The Offering of Securities at $100 per Unit by us was determined arbitrarily and the current, estimated valuation of the Company arising from such price per interest in this Offering is $100,000,000. The price is not based on our financial condition and prospects, market prices of similar securities of comparable publicly traded companies, certain financial and operating information of companies engaged in similar activities to ours, or general conditions of the securities market. The price may not be indicative of the market price, if any, for the Securities. The market price for the Securities, if any, may decline below the price at which the Securities are offered. Moreover, recently the capital markets have experienced extreme price and volume fluctuations which have had a negative effect impact on smaller companies, like us.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

OFFERING AND THE SECURITIES

THE OFFERING

The Company is currently seeking to raise funding of up to $5,000,000 through the sale of up to 50,000 Preferred Membership Interest Units, based on a valuation of $100,000,000. This funding will allow for plans to franchise with New Orleans Brew, LLC (also referred to as "PJ's Coffee of New Orleans," "PJ's Coffee," and the "Franchisor"). Flagship Innovations LLC is based in Houston, TX, and aspires to open multiple PJ's Coffee locations throughout the Houston metropolitan area.

OWNERSHIP AND CAPITAL STRUCTURE
Principal Holders of Outstanding Securities

Name of Holder	Class of Units	Number of Units Held Prior to Offering	Percentage (%) of Units Held Prior to Offering	Percentage (%) of Voting Power Prior to Offering
Robert Love	Common Membership Interests	3,000,000	100%	100%

Classes of Securities of the Company

As of the date of this Offering, 3,000,000 Common Membership Units and 0 Preferred Membership Units were issued and outstanding in the Company. One hundred percent (100%) of Common Membership Interest Units issued prior to the Offering are issued to Robert Love, Founder and Chief Executive Officer of the Company.

The Company is offering 50,000 Preferred Membership Interests at $100.00 per Unit (the "Securities") on a best efforts basis. Assuming Maximum Proceeds are raised, there will be 50,000 Preferred Membership Interests issued in the Company with the Interests sold through this Offering equaling 100% ownership of issued Preferred Membership Interests in the Company post closing. The Interests sold are Preferred Units that do not have standard voting rights within the Company.

Common Membership Interests
Common Membership Interest holders have voting rights. Common Membership Interests are not being offered through this Offering.

Preferred Membership Interests
Preferred Membership Interest holders do not have voting rights. Preferred Membership Interests are being offered through this Offering.

The Preferred Unit Members shall be entitled to receive quarterly distributions at the rate of $2.50 per Preferred Membership Unit. All such distributions shall be fully cumulative, and shall be prior and in preference to any declaration or payment of any distribution to the Common Membership Units of the Company. The foregoing distributions on the Preferred Membership Units shall accrue from the date of issuance of each membership unit, shall be payable in cash, but shall be payable only out of funds legally available therefore. The amount of distributions payable for any period that is shorter or longer than a full annual distribution period shall be computed on the basis of a 360-day year. The distributions on the Preferred Membership Units shall be payable on the first day of each quarter beginning December, 2023, and on the first day of each quarter thereafter as long as Preferred Membership Units are outstanding, but only when and if declared by the Members.

In the event of any liquidation, dissolution or winding up of the Company, distributions shall be made first, to the holders of the Preferred Membership Units who shall be entitled to be paid, on a pro rata basis, out of the assets of the Company available for distribution to holders of its membership units an amount per membership unit equal to (i) the capital contribution of such Preferred Unit Member, plus (ii) all accrued but unpaid dividends thereon, if any.

How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

NONE

Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

NONE

How could the exercise of rights held by the principal security holders identified in the Ownership Table above affect the purchasers of the securities being offered?

Principal security holders have all voting rights to make decisions.

How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions?

Valuation is purchase price plus any outstanding distributions as determined by the Company.

Other Material Terms
The Company does not have the right or obligation to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

The Founder filed for Chapter 7 in October 2004, discharged and closed in February 2005 and Chapter 13 in April 2008, dismissed and closed in April 2009, and Chapter 13 in June 2015, dismissed and closed in October 2016.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. The Company currently has no transactions with related persons.

Conflicts of Interest

The Company is not currently engaged in any transactions or relationships which would give rise to a conflict of interest with the Company, its operations, and/or its security holders.

Restrictions on Transfer of the Securities Being Offered

The Securities being offered may not be transferred by any purchaser of such Securities during the one year period beginning when the Securities were issued, unless such Securities are transferred:

(1) to the Issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Delivery of Securities

The Company will complete the transaction and deliver the Preferred Membership Interests to Investors through the Intermediary, who will subsequently notify Investors of the completion of such transaction.

Cancellation

Investors may cancel an investment by contacting the Company or the Intermediary and providing notification of their intent to cancel an investment.

INDEBTEDNESS

The Company does not have any outstanding debt.

Does the Company have operating history: ☐ Yes ☒ No

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS

SWOT ANALYSIS

The following is a listing of Flagship Innovations LLC's key strengths and weaknesses, as well as the opportunities and threats in the marketplace.

Strengths
- Knowledge and business acumen of the franchising candidate
- Leveraging PJ's coffee brand
- Customer service commitment
- Scope of coffee beverages and other beverages

Weaknesses
- Company needs funding and working capital for a successful launch
- As a new franchise, the Company must build its credibility

Opportunities
- Projected increase in per capita disposable income among consumers
- Projected increase in per capita coffee consumption
- Opening additional PJ's Coffee locations

Threats
- Instability of the US economy leads to unpredictable market activity
- Larger companies that have more resources and the ability to reach deeper into the market

MILESTONES

The tentative milestones are shown below. Management reserves the right to makes changes to this schedule as needed.

Milestones		
	Obtain Funding	Duration (days))
Obtain Funding	9/1/2023	62.00
Secure Location	10/1/2023	31.00
Build-out	11/1/2023	91.00
Hire Staff	1/1/2024	30.00
Grand Opening	2/1/2024	91.00

BREAKEVEN ANALYSIS

The following break-even analysis shows the revenue necessary to break-even in the first year of operation. This is where revenue equals expenses. As shown below, the Company is expected to incur average monthly fixed costs of $42,348 in Year 1. To cover fixed costs and variable costs, which rise and fall with revenue, the Company must, on average, achieve revenue of $63,206 per month to break-even.

Year 1 Break-even Analysis	
Monthly Revenue Break-even	$63,206
Assumptions:	
Average Monthly Revenue	$68,750
Average Monthly Variable Cost	$22,688
Estimated Monthly Fixed Cost	$42,348



Year 1 Break-even Analysis

Monthly Revenue To Break-Even



USE OF PROCEEDS

The following table illustrates how the Company intends to use the net proceeds received through this Offering. The figures below are not inclusive of payments to financial and legal service providers and escrow-related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees*	3%	$30,000	3%	$150,000
Location Start-up Expenses: Franchise Fees, Legal Fees, Marketing, Construction and Build Out, Training and Travel, Rent	53%	$530,000	53%	$2,650,000
Long Term Assets: Furniture Fixtures and Equipment, Signage, Small wares, POS system	38%	$380,000	38%	$1,900,000
Short Term Assets: Working Capital, Inventory	6%	$60,000	6%	$300,000
Total	100%	$1,000,000	100%	$5,000,000

Andes Capital Group, LLC shall take three percent (3%) commission of the funds raised in the Offering.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

The Company will complete the transaction and deliver Securities to Investors through the Intermediary, who will subsequently notify Investors of the completion of such transaction.

Investors may cancel an investment by contacting the Company or the Intermediary and providing notification of their intent to cancel an investment.

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The Intermediary will notify Investors when the Target Offering Amount has been met.

If the Issuer reaches the Target Offering Amount prior to the deadline identified in the offering materials, it may close the Offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment).

If an Investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the Issuer upon closing of the Offering and the Investor will receive securities in exchange for his or her investment.

If an Investor does not reconfirm his or her investment commitment after a material change is made to the offering, the Investor's investment commitment will be cancelled and the committed funds will be returned.

FORWARD-LOOKING STATEMENTS DISCLOSURE

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Financial Statements and Report of Independent Certified Public Accountants

Flagship Innovations LLC

June 30, 2023

FLAGSHIP INNOVATIONS LLC

Table of Contents




Independent Auditor's Report


To the Board of Directors and Member of **Flagship Innovations LLC.**

Opinion

We have audited the accompanying financial statements of **Flagship Innovations LLC.** which comprise the balance sheet as of June 30, 2023 and the related statements of operations, member's deficit, and cash flows for the period from May 3, 2023 (inception) to June 30, 2023, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Flagship Innovations LLC.** as of June 30, 2023 and the related statements of operations, member's deficit, and cash flows for the period from May 3, 2023 (inception) to June 30, 2023, with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of **Flagship Innovations LLC.** and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about **Flagship Innovations LLC.**'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.


ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com




In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of **Flagship Innovations LLC.**'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about **Flagship Innovations LLC.**'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Assurance Dimensions

Tampa, Florida

August 16, 2023

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

Flagship Innovations LLC
Balance Sheet
June 30, 2023

ASSETS	
Current Assets	
Cash	$ 23,474
Total Current Assets	23,474
TOTAL ASSETS	$ 23,474
LIABILITIES AND MEMBER'S EQUITY	
Current Liabilities	
Related party payable	$ 400
Total Current Liabilities	400
TOTAL LIABILITIES	$ 400
Member's Equity	
Preferred units, no par, 1,000,000 authorized, 0 issued and outstanding as of June 30, 2023	-
Common units, no par, 3,000,000 authorized, issued and outstanding as of June 30, 2023	-
Additional paid in capital	25,750
Retained deficit	(2,676)
TOTAL MEMBER'S EQUITY	23,074
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 23,474

The accompanying notes are an integral part of this financial statement.

Flagship Innovations LLC
Statement of Operations
For the period from May 3, 2023 to June 30, 2023

REVENUE		
Total revenue	$	8
EXPENSES		
Total operating expenses		2,684
LOSS FROM OPERATIONS		(2,676)
OTHER INCOME (EXPENSES)		-
NET LOSS	$	(2,676)

The accompanying notes are an integral part of this financial statement.

P a g e | 4

Flagship Innovations LLC
Statement of Member's Equity
For the period from May 3, 2023 to June 30, 2023

	Common Units $0 Par Value	Preferred Units $0 Par Value	Additional Paid In Capital	Retained Deficit	Total
May 3, 2023	-	-	$ -	$ -	$ -
Issuance of founders units	3,000,000	-	-	-	-
Contribution from member	-	-	25,750	-	25,750
Net income (loss)	-	-	-	(2,676)	(2,676)
June 30, 2023	3,000,000	-	$ 25,750	$ (2,676)	$ 23,074

The accompanying notes are an integral part of this financial statement.

Flagship Innovations LLC
Statement of Cash Flows
For the period from May 3, 2023 to June 30, 2023

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(2,676)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Related party payable		400
Net cash used by operating activities		(2,276)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contribution from member		25,750
Net cash provided by financing activities		25,750
NET INCREASE IN CASH		23,474
Cash at beginning of year		-
Cash at end of year	$	23,474
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during year for interest	$	-
Cash paid during year for income taxes	$	-

The accompanying notes are an integral part of this financial statement.

Note A – Nature of Business and Organization

Flagship Innovations LLC ("the Company") is a wholly owned subsidiary of Flagship Innovations LLC and was organized in May 2023 in the State of Texas. Headquartered in Houston, Texas. The Company plans to buy franchise licenses, develop, and manage franchise businesses.

Note B – Significant Accounting Policies

Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with an original maturity of less than three months to be cash and cash equivalents. The Company places its temporary cash investments with high quality financial institutions. At times, such investments may be in excess of FDIC insurance limits. The Company does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Income Taxes

The Company, with the consent of its members has elected to be taxed under sections of federal and state income tax law, which provide that, in lieu of corporation income taxes, the members separately accounts for its share of the Company's items of income, deductions, losses and credits. As a result of this election, no income taxes have been recognized in the accompanying financial statements. The Company periodically assesses whether it has incurred income tax expense or related interest or penalties in accordance for uncertain income tax positions. No such amounts were recognized.

The Company adopted the income tax standard for uncertain tax positions. As a result of this implementation, the Company evaluated its tax positions and determined that it has no uncertain tax positions as of June 30, 2023. The Company's 2023 tax year is open for examination for federal and state taxing authorities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note C – Member's Equity

Member's equity consists of two classes of units, common member units and preferred member units. At June 30, 2023 the Company had 3,000,000 common member units with no par value issued, authorized and outstanding and the Company had 1,000,000 preferred units with no par value with none issued, authorized and outstanding. Preference member units do not have a right to vote, no conversion, and preemptive rights. The Preferred Unit Members shall be entitled to receive quarterly distributions at the rate of $2.50 per Preferred Membership Unit beginning December 2023.

At inception the Company granted 3,000,000 shares to its sole member as founders units for $0. During the period from inception to June 30, 2023 the Company received a $25,750 capital contribution from is Member.

Notes to Financial Statements
June 30, 2023

Note D – Commitments and Contingencies

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

Note E – Subsequent Events

Management has assessed subsequent events through August 16, 2023, the date on which the financial statements were available to be issued.

EXHIBIT B: SUBSCRIPTION DOCUMENT

Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "ACT") AND HAVE NOT BEEN REGISTERED UNDER THE ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

Flagship Innovations LLC
3050 Post Oak Blvd., Suite 500-L46
Houston, TX 77056

Ladies and Gentlemen:

The undersigned understands that Flagship Innovations LLC, a corporation organized under the laws of Texas (the "Company"), is offering up to $5,000,000.00 of shares of Series CF Preferred Member Units (the "Securities") in a Regulation Crowdfunding offering. This offering is made pursuant to the Form C, dated September 8, 2023 (the "Form C"). The undersigned further understands that the offering is being made pursuant to Section 4(a)(6) of the Act and Regulation Crowdfunding under the Act ("Regulation Crowdfunding") and without registration of the Securities under the Act.

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. Subscriber understands and acknowledges that the subscription may not be revoked within the 48 hour period prior to a closing (as described below) of the Offering. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:00 a.m. New York time on September 1, 2024, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by North Capital Private Securities Corporation (the "Escrow Facilitator") from the undersigned by payment of immediately available funds or other means approved by the Escrow Facilitator prior to the Offering campaign deadline, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Facilitator shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company and verified by KoreConX (the "Transfer Agent"), which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. The Company represents and warrants to the undersigned that the following representations and warranties are true and complete in all material respects as of the date of each Closing:

a) The Company is duly formed and validly existing under the laws of Texas, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted, except as would not have a material adverse effect on the Company or its business.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation Crowdfunding, or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement, to join as a party to each of the Investment Agreements, and to perform all the obligations required to be performed by the undersigned hereunder and thereunder, and such purchase, such entry into this Subscription Agreement, and such joinder with such Investment Agreements will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned. This Subscription Agreement and each of the Investment Agreements will be valid and binding obligations of the undersigned, enforceable in accordance with their respective terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (ii) as limited by general principles of equity that restrict the availability of equitable remedies.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past 12 month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

b) Information Concerning the Company.
i. The undersigned has received and reviewed a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this offering at any time prior to the completion of the offering. This Subscription Agreement and the Investment Agreements shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii.   The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

viii. Undersigned has up to 48 hours before a campaign close to cancel the purchase and get a full refund.

c) No Guaranty.

i. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, affect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.

i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement and the Investment Agreements. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on the Transfer or Sale of Securities.

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been, and are not being, registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Future Offerings under Regulation A of the Act.
In the event the Company elects to make an offering of securities (a) of the same class as the Securities, or (b) securities that the Board of Directors in its sole discretion determines to be the economic equivalent of the

Securities ("Equivalent Securities") under Regulation A of the Act, the undersigned agrees that, at the sole discretion of the Board of Directors of the Company, the Securities (or some portion of the Securities) may be exchanged for an equivalent number of securities of the same class or Equivalent Securities of the Company, at no cost to the undersigned. The undersigned agrees to provide any information necessary to affect such exchange, and to hold the securities issued under Regulation A in the manner prescribed in such offering, including holding the securities to be issued in "street name" in a brokerage account. The undersigned agrees that in the event the undersigned does not provide information sufficient to affect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

9. Revisions to Manner of Holding.
In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6), the undersigned agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Act. The undersigned agrees that in the event the undersigned does not provide information sufficient to affect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

10. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

11. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged, or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought. No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

12. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation, or liability arising hereunder or by reason hereof shall be assignable by the undersigned without the prior written consent of the Company.

13. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

14. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in Houston, Texas, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

15. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Texas, without regard to conflict of law principles thereof.

16. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

17. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

18. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

19. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors, and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

20. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material, or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

21. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

22. Severability. If any term or provision of this Subscription Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

23. Entire Agreement. This Subscription Agreement and the Investment Agreements supersede all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

24. Recapitalization. If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

EXHIBIT C: ARTICLES OF ORGANIZATION

Articles of Organization

A set of formal documents filed with the Secretary of State to legally document the creation of a new business entity.





Prepared by incfile

Secretary of State P.O. Box 13697 Austin, TX 78711-3697 FAX: 512/463-5709 Filing Fee: $300	 **Certificate of Formation** **Limited Liability Company**	**Filed in the Office of the** **Secretary of State of Texas** **Filing #: 805043868 05/03/2023** **Document #: 1243647990002** **Image Generated Electronically** **for Web Filing**

Article 1 - Entity Name and Type

The filing entity being formed is a limited liability company. The name of the entity is:

FLAGSHIP INNOVATIONS LLC

Article 2 – Registered Agent and Registered Office

☑A. The initial registered agent is an organization (cannot be company named above) by the name of:

REPUBLIC REGISTERED AGENT LLC

OR

☐B. The initial registered agent is an individual resident of the state whose name is set forth below:

C. The business address of the registered agent and the registered office address is:

Street Address:
17350 STATE HWY 249
STE 220 HOUSTON TX 77064

Consent of Registered Agent

☐A. A copy of the consent of registered agent is attached.

OR

☑B. The consent of the registered agent is maintained by the entity.

Article 3 - Governing Authority

☐A. The limited liability company is to be managed by managers.

OR

☑B. The limited liability company will not have managers. Management of the company is reserved to the members.
The names and addresses of the governing persons are set forth below:

Managing Member 1: **ROBERT   LOVE**   Title: **Managing Member**

Address: **17350 STATE HWY 249, STE 220 #16444   HOUSTON TX, USA 77064**

Article 4 - Purpose

The purpose for which the company is organized is for the transaction of any and all lawful business for which limited liability companies may be organized under the Texas Business Organizations Code.

Supplemental Provisions / Information

[The attached addendum, if any, is incorporated herein by reference.]

Initial Mailing Address

Address to be used by the Comptroller of Public Accounts for purposes of sending tax information.

The initial mailing address of the filing entity is:

17350 STATE HWY 249, STE 220 #16444
HOUSTON, TX 77064
USA

Organizer

The name and address of the organizer are set forth below.

LOVETTE DOBSON   **17350 STATE HWY 249 #220 HOUSTON TX 77064**

Effectiveness of Filing

☑A. This document becomes effective when the document is filed by the secretary of state.

OR

☐B. This document becomes effective at a later date, which is not more than ninety (90) days from the date of its signing. The delayed effective date is:

Execution

The undersigned affirms that the person designated as registered agent has consented to the appointment. The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument and certifies under penalty of perjury that the undersigned is authorized under the provisions of law governing the entity to execute the filing instrument.

LOVETTE DOBSON

Signature of Organizer

FILING OFFICE COPY



Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697

Jane Nelson
Secretary of State

Office of the Secretary of State

May 09, 2023

Attn: INCFILE.COM LLC

INCFILE.COM LLC
17350 STATE HWY 249, SUITE 220
Houston, TX 77064 USA

RE: FLAGSHIP INNOVATIONS LLC
File Number: 805043868

It has been our pleasure to file the certificate of formation and issue the enclosed certificate of filing evidencing the existence of the newly created domestic limited liability company (llc).

Unless exempted, the entity formed is subject to state tax laws, including franchise tax laws. Shortly, the Comptroller of Public Accounts will be contacting the entity at its registered office for information that will assist the Comptroller in setting up the franchise tax account for the entity. Information about franchise tax, and contact information for the Comptroller's office, is available on their web site at https://window.state.tx.us/taxinfo/franchise/index.html.

The entity formed does not file annual reports with the Secretary of State. Documents will be filed with the Secretary of State if the entity needs to amend one of the provisions in its certificate of formation. It is important for the entity to continuously maintain a registered agent and office in Texas. Failure to maintain an agent or office or file a change to the information in Texas may result in the involuntary termination of the entity.

If we can be of further service at any time, please let us know.

Sincerely,

Corporations Section
Business & Public Filings Division
(512) 463-5555

Enclosure

Come visit us on the internet at https://www.sos.texas.gov/
Phone: (512) 463-5555 Fax: (512) 463-5709 Dial: 7-1-1 for Relay Services
Prepared by: Kika Garza TID: 10285 Document: 1243647990002



Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697

Jane Nelson
Secretary of State

Office of the Secretary of State

CERTIFICATE OF FILING
OF

FLAGSHIP INNOVATIONS LLC
File Number: 805043868

The undersigned, as Secretary of State of Texas, hereby certifies that a Certificate of Formation for the above named Domestic Limited Liability Company (LLC) has been received in this office and has been found to conform to the applicable provisions of law.

ACCORDINGLY, the undersigned, as Secretary of State, and by virtue of the authority vested in the secretary by law, hereby issues this certificate evidencing filing effective on the date shown below.

The issuance of this certificate does not authorize the use of a name in this state in violation of the rights of another under the federal Trademark Act of 1946, the Texas trademark law, the Assumed Business or Professional Name Act, or the common law.

Dated: 05/03/2023

Effective: 05/03/2023



Jane Nelson
Secretary of State

Come visit us on the internet at https://www.sos.texas.gov/
Phone: (512) 463-5555 Fax: (512) 463-5709 Dial: 7-1-1 for Relay Services
Prepared by: Kika Garza TID: 10306 Document: 1243647990002

EXHIBIT D: OPERATING AGREEMENT


AMENDED AND RESTATED
LIMITED LIABILITY COMPANY
OPERATING AGREEMENT OF
FLAGSHIP INNOVATIONS LLC


This Amended and Restated Limited Liability Company Operating Agreement (the "Agreement") is made and entered into this 1st day of June, 2023, by and among the members of the company. This Agreement amends and supersedes all prior Operating Agreements of the company.

1. **Formation.** A limited liability company (LLC) of the above name has been formed under the laws of the State of Texas by filing Articles of Organization (or similar organizing document) with the Secretary of State (or other appropriate office) on May 3, 2023. The purpose of the business shall be to carry on any activity which is lawful under the jurisdiction in which it operates. The LLC may operate under a fictitious name or names as long as the LLC is in compliance with applicable fictitious name registration laws. The term of the LLC shall be perpetual or until dissolved as provided by law or by vote of the members as provided in this agreement. Upon dissolution the remaining members shall have the power to continue the operation of the LLC as long as necessary and allowable under state law until the winding up of the affairs of the business has been completed.

2. **Members.** The name and address of each limited liability company member is set forth in the attached Addendum A.

3. **Contributions.** The capital contribution of each limited liability company member in exchange for their LLC ownership is set forth in the attached Addendum A.

NOTE: The capital contribution may be in the form of cash (or cash equivalents), labor or services (past or future), or property/equipment/assets other than cash. Regardless of the type of capital contribution, it should be expressed above in a dollar equivalent value that is agreed upon by all limited liability company members. Additionally, there may be accounting/tax ramifications for individuals contributing capital other than cash.

4. **Member Capital Accounts.** There shall be maintained a capital account for each Member. The amount of each Member's contribution of cash, property and/or services to the capital of the company shall be credited to such Member's capital account. The company shall maintain a current and accurate ledger of each Member's capital account showing all capital contributions, allocations of profits and losses, and distributions of such Member.

5. **Percentage Interests.** The percentage interest of Membership Units held by each Member in the Company (a "Percentage Interest") shall be equal to the quotient, expressed as a percentage, obtained by dividing (a) the total number of Membership Units held by such Member by (b) the total number of Membership Units held by all the Members. A Member's Percentage Interest shall be set forth opposite the Member's name on the attached Addendum A. If additional Members are admitted to the Company or any other transaction or change in

circumstance causes a change in the Members' Percentage Interests, Addendum A shall be appropriately amended to reflect the then Percentage Interests of the Members.

6. **Members.**

6.1 Classes of Units.

The membership units of the Company shall consist of two classes: Preferred Membership Units and Common Membership Units. Each class shall be identical in all respects, except that:

(a) **Voting.** The preferred membership units shall carry no right to vote or participate in the management of the Company and no right to vote on any matter presented to the Members for their vote or approval. The Members holding the Preferred Membership Units are collectively referred to herein as the "Preferred Unit Members." The Members holding the Common Membership Units are collectively referred to herein as the "Common Unit Members." On any matter presented to the Members for their vote, each Common Unit Member shall have one vote for each Common Membership Unit owned.

(b) **Distributions and Preference.** The Preferred Unit Members shall be entitled to receive quarterly distributions at the rate of $2.50 per Preferred Membership Unit. All such distributions shall be fully cumulative, and shall be prior and in preference to any declaration or payment of any distribution to the Common Membership Units of the Company. The foregoing distributions on the Preferred Membership Units shall accrue from the date of issuance of each membership unit, shall be payable in cash, but shall be payable only out of funds legally available therefore. The amount of distributions payable for any period that is shorter or longer than a full annual distribution period shall be computed on the basis of a 360-day year. The distributions on the Preferred Membership Units shall be payable on the first day of each quarter beginning December, 2023, and on the first day of each quarter thereafter as long as Preferred Membership Units are outstanding, but only when and if declared by the Members.

(c) **Liquidation Rights and Preference.** In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, distributions shall be made to the holders of the Preferred Membership Units and Common Membership Units in respect of such membership units in the following order of priority and manner:

(i) **Preferred Unit Members.** First, to the holders of the Preferred Membership Units who shall be entitled to be paid, on a pro rata basis, out of the assets of the Company available for distribution to holders of its membership units an amount per membership unit equal to *(i)* the capital contribution of such Preferred Unit Member, plus *(ii)* all accrued but unpaid dividends thereon, if any. If, upon the occurrence of a liquidation, dissolution or winding up, the assets and funds available for distribution

2

among the holders of the Preferred Membership Units shall be insufficient to permit the payment to such holders of their full liquidation preference payments, then the entire assets and funds of the Company legally available for distribution to the holders of membership units shall be distributed ratably among the Preferred Unit Members in the manner described above.

(ii) **Common Unit Members.** If assets remain after payment of the full preferential amounts with respect to the Preferred Membership Units, then the holders of Common Membership Units shall be entitled to share ratably in all such remaining assets and surplus funds based on the number of units of Common Membership Units held by each such holder.

(iii) **Consolidation or Merger not a Liquidation.** For purposes of this paragraph **Error! Reference source not found.**, *(i)* a consolidation or merger of the Company with or into any other company, or *(ii)* any other reorganization of the Company (other than a sale or other transfer in a single transaction or a series of related transactions of all or substantially all of the assets of the Company) shall not be treated as a liquidation, dissolution and winding up of the Company.

6.2 Admission of Additional Members. Additional Members may be admitted with the approval of all Common Unit Members. Additional Members will be admitted as new Preferred Unit Members or Common Unit Members and participate in the Profit and Loss (as such term is set forth in Section 7), and distributions of the Company. Addendum A shall be amended upon the admission of an additional Member to set forth such Member's name, membership units, and capital contribution.

7   **Profit and Loss.** The net profits and losses of the company shall be allocated among or borne by the Members in proportion with the ownership of each Member by default, but this may be changed at any time upon a unanimous vote of the Members.

8. **Distributions.** Subject to the distribution preferences set forth in Section 6.1(b), the company shall have the power to make distributions to its Members in such amounts and at such intervals as a majority of the Members deem appropriate according to law. Initially, distributions to the Members shall be in proportion with the ownership of each Member by default, but this may be changed at any time upon a unanimous vote of the Members.

9. **Management.** The limited liability company shall be managed by the holders of Common Membership Units and any Common Unit Member may bind the LLC in all matters in the ordinary course of LLC business. In the event of a dispute between Common Unit Members, final determination shall be made with a vote by the Common Unit Members, votes being proportioned according to each Common Unit Member's membership interest.

10. **Registered Agent.** For receipt of official legal and tax correspondence from the State of Texas, the registered agent of the limited liability company (sometimes known as a resident agent, statutory agent, agent for service of process, or delivery of service address) shall be maintained in accordance with the requirements of the State of Texas.

11. **Assets.** The assets of the limited liability company shall be registered in the legal name of the LLC and not in the names of the individual Members, unless approved by a unanimous vote of the Common Unit Members.

12. **Records and Accounting.** The limited liability company shall keep an accurate accounting of its affairs using any method of accounting allowed by law. All Common Unit Members shall have a right to inspect the records during normal business hours. The Common Unit Members shall have the power to hire such accountants as they deem necessary or desirable.

13. **Banking.** The Common Unit Members of the limited liability company shall be authorized to set up bank accounts as in their sole discretion are deemed necessary and are authorized to execute any banking resolutions provided by the institution in which the accounts are being set up, or by adopting their own resolution.

14. **Taxes.** The limited liability company shall file such tax returns as required by law. The LLC shall elect to be taxed as a majority of the Common Unit Members decide is in their best interests. The "Partner Representative," as required by the Internal Revenue Code, shall be appointed by unanimous consent of the Common Unit Members.

15. **Separate Entity.** The limited liability company is a legal entity separate from its Members. No Member shall have any separate liability for any debts, obligations, or liability of the LLC except as provided in this agreement.

16. **Indemnity and Exculpation.** The limited liability company shall indemnify and hold harmless its Members, managers, employees, officers, and agents to the fullest extent allowed by law for acts or omissions done as part of their duties to or for the LLC. Indemnification shall include all liabilities, expenses, attorney and accountant fees, and other costs reasonably expended. No Member shall be liable to the LLC for acts done in good faith.

17. **Meetings.** The Members shall have no obligation to hold annual or any other meeting, but may hold such meetings if they deem them necessary or desirable.

18. **Amendment of this Agreement.** This agreement may not be amended except in writing signed by all of the Members.

19. **Conflict of Interest.** No Member shall be involved with any business or undertaking which competes with the interests of the limited liability company except upon agreement in writing by all of the Members.

20. **Deadlock.** In the event that the Members cannot come to an agreement on any matter the Members agree to submit the issue to mediation to be paid for by the limited liability company. In the event the mediation is unsuccessful, they agree to seek arbitration under the rules of the American Arbitration Association.

21. **Dissociation of a Member.** No Member may withdraw, retire, or resign from the Company except as provided for in this Agreement. A Member shall cease to have the right to

membership upon death, court-ordered incapacity, bankruptcy or expulsion. The limited liability company shall have the right to buy the interest of any dissociated member at fair market value.

22. Transfer and Assignment of LLC Membership Interests.

22.1 Transfer or Assignment of Member's Interest. Except as otherwise provided in this Agreement, no Member may transfer and/or assign, in whole or in part, his or her membership interest at any time. For purposes of this Agreement transfer shall mean sale, exchange, assignment, alienation, disposition, gift, pledge, hypothecation, encumbrance, or grant of security interest in the membership interest.

22.2 Consent to Transfer. No transfer or assignment of a membership interest, or any part thereof, will be valid without the express written consent of a majority of the Common Unit Members, excluding the Member proposing to transfer or assign his or her membership interest. If a membership interest is transferred or assigned without the consent of a majority of the Common Unit Members, the transferee shall have no rights in, nor may participate in, the management or operation of the business and affairs of the Company nor have the right to become a Member of the Company. Any transfer or assignment a membership interest without the proper consent shall only effect a transfer or assignment of the Member's right to share in the profits, losses, incomes, expenses, or other monetary items and to receive distributions and allocations from the Company, and the transferring Member shall still be bound to the terms of this Agreement. If a transfer or assignment does obtain the required consent, then the transferee shall be admitted as an additional Member by agreeing in writing to be bound by this Agreement.

22.3 Transfer to Family Members. For purposes of this section, the restriction on the transfer or assignment of a membership interest shall not apply to transfers or assignments to a Member's immediate family, including his or her spouse, parents, siblings, and children, or a trust, corporation, or other entity controlled by the transferring Member.

23. Disposition of Membership Interests.

23.1 Assignment of Right to Receive Distributions. A Member may assign such Member's right to receive distributions from the Company in whole or in part at any time upon execution of a written agreement between the assigning Member and the assignee. Other than as to the assigned distributions, the assignment of such right does not itself entitle the assignee to participate in the management and affairs of the Company or to become a Member. Such assignee is only entitled to receive, to the extent assigned, the distributions the assigning Member would otherwise be entitled. The assigning Member shall remain a Member and retain all rights and powers of a Member (other than as to the assigned distributions).

23.2 Charging Order. Any Member whose membership interest is subject to a charging order shall remain a Member and retain all rights and powers of a Member except the right to receive distributions to the extent charged. The judgment creditor shall have only the rights of an assignee of a membership interest as provided in Section 23.1.

22. **Dissolution.** The limited liability company shall dissolve upon the unanimous consent of all the Common Unit Members or upon any event requiring dissolution under state law. In the event of the death, bankruptcy, permanent incapacity, or withdrawal of a Member the remaining members may elect to dissolve or to continue the operation of the Company.

23. **General Provisions.** This agreement is intended to represent the entire agreement between the parties and shall be governed by the laws of the state of Texas. In the event that any provision of this agreement is held to be contrary to law or unenforceable, said provision shall be considered amended to comply with the law and such holding shall not affect the enforceability of other terms of this agreement. This agreement shall be binding upon the heirs, successors, and assigns of the Members.

IN WITNESS whereof, the Members of Flagship Innovations LLC, have executed this Amended and Restated Operating Agreement, effective as of the date written above.

Members:



_____   _____
Robert Love, Member

Addendum A

Membership of

Flagship Innovations, LLC

Name	Address	Preferred or Common	Membership Units	Percentage Interest	Capital Contribution
Robert Love	3050 Post Oak Blvd Suite 510-L46 Houston, TX 77056	Common	Common	100%	$26,000.00

EXHIBIT E: FORWARD BUSINESS PLAN



CONTACT INFORMATION

Mr. Robert Love
P:281-892-8855
F:281-892-8856
3050 Post Oak Blvd, Suite 510-L46,
Houston, TX 77056

Confidentiality Statement

This document (the "Business Plan") contains confidential information proprietary to Flagship Innovations LLC (hereinafter referred to as "the Company") and New Orleans Brew, L.L.C. (hereinafter referred to as "PJ's Coffee of New Orleans," "PJ's Coffee," and "the Franchisor"). This information and related conversations are submitted solely for the purpose of introducing selected parties to the Company's Business Plan. The Company's disclosure of information contained herein and in related conversations does not constitute authorization for the recipient of the Business Plan to use the information, ideas, or concepts contained herein for any purpose other than the evaluation of the Company, or to disclose any information to any other parties. The Company retains ownership of this Business Plan, including any and all concepts and ideas described herein.

Each recipient of this document agrees to treat the information in a strictly confidential manner. The recipient may not disclose, directly or indirectly, or permit any agent or affiliate to disclose any information contained herein, or reproduce this document in whole or part without the prior written consent of the Company unless otherwise required by applicable law.

Any party who accepts delivery of this Business Plan, or any other document(s) or verbal communication(s) of confidential information from the Company, agrees to be bound by the terms of this Confidentiality Statement and further agrees to promptly return any such documents and materials to the Company upon request.

Disclaimer Statement

The market analysis and financial projections presented herein represent the Company's best judgment and reasonable assumptions of future events and circumstances; all other information contained herein has been obtained from sources deemed reliable. However, no warranty or representation, expressed or implied, is made as to the accuracy or completeness of any information contained herein, and same is submitted subject to errors and omissions, and no representations or warranties of future company performance or market trends are intended, and such are expressly disclaimed.



Mission Statement

Flagship Innovations LLC's mission is to partner with PJ's Coffee of New Orleans and propel it into a market leader among coffee shops in Texas.

Table Of Contents

Executive Summary

Overview: Flagship Innovations LLC (also referred to as "the Company") is a start-up company that plans to franchise with New Orleans Brew, L.L.C. (also referred to as "PJ's Coffee of New Orleans," "PJ's Coffee," and "the Franchisor"). Founded in 1978, PJ's Coffee has developed a strong reputation for selling gourmet, small-batch brewed coffees, along with proprietary teas, blended coffee & tea beverages, whole bean and ground coffee, gourmet desserts, and other food products and beverages. Flagship Innovations LLC is based in Houston, TX, and aspires to open multiple PJ's Coffee locations throughout the Houston metropolitan area. The Company is looking at potential locations in the northern suburbs of Houston to open its first location, including a drive-thru and space in the front-of-house for walk-in service. The financial projections in this document reflect the first location only, except for the Initial Franchise Fee in the Start-up Summary, reflecting the fees required for three locations before opening the first one.



Flagship Innovations LLC (doing business as "PJ's Coffee of New Orleans") is registered in the state of Texas and headquartered in Houston. Ownership is held by Mr. Robert Love.

Market Size: According to market research firm IBISWorld, the Coffee Store Franchises industry (part of the larger Limited-Service Restaurants industry, NAICS Code 722515) saw an average compound annual growth rate (CAGR) of 1.0% over the last five years, placing industry revenue at $13.5 billion in 2023. During this period, the COVID-19 pandemic led to widespread lockdowns and social distancing measures, which significantly decreased foot traffic to coffee shops. As a result, many coffee franchises leveraged the increased use of smartphones and on-demand services to shift their focus to online orders and delivery services to adapt to changing consumer behavior.

Over the next five years, continued advancements in technology will lead many industry operators to further develop strategies to offer delivery options through third-party providers or by creating/enhancing their own delivery services. Additionally, as consumers continue to prioritize health and wellness, coffee franchises will offer more nutritious and low-calorie options and highlight the health benefits of coffee and tea. Also, as more consumers adopt plant-based diets or reduce meat consumption, coffee franchises must provide more vegan and vegetarian options, like non-dairy milk alternatives and plant-based food items. The Coffee Store Franchises industry is projected to see an average CAGR of 1.2% over the next five years, placing industry revenue at $14.4 billion in 2028.[1] These trends bode well for organizations like Flagship Innovations LLC, as they show the general long-term potential that the market and industry hold.

Marketing: PJ's Coffee requires its franchise owners to contribute to its Marketing Fund Fee, also referred to as "the Fund." According to the Franchise Disclosure Document (FDD), franchise owners are required to contribute 2.0% of their Gross Revenue toward the Fund. The FDD mentions that the Franchisor has sole discretion regarding the use of these funds, which include the implementation of advertising, marketing, and promotional programs, along with developing the materials and concepts used in these programs. In addition to paying into the Fund, the Franchisor's FDD mentions that franchise owners are required to spend 1.0% to 3.0% of their Gross Revenue on local advertising (the financial projections in this document assume 2.0%). Pending approval from the Franchisor, Flagship Innovations LLC will advertise locally via networking events, local trade shows and conventions, and print advertising via flyers, direct mailers, and advertisements being placed in local publications.

---

[1] "Coffee Store Franchises in the US." IBISWorld. 2023. Obtained at www.ibisworld.com.

Target Market: Flagship Innovations LLC's primary customer base will likely be consumers aged 35 and older. This age range accounts for approximately 76.2% of industry revenue and has shown a stronger inclination to frequent patronize coffee franchises. Flagship Innovations LLC also anticipates it will develop a significant customer base among consumers under 35, as they tend to be more tech-savvy and will be drawn to the Franchisor's technologically friendly online platforms.

Competition and Competitive Advantages: Flagship Innovations LLC faces competition from other major coffee chains, with the most notable being Starbucks, Dunkin' Brands Group Inc. (Dunkin'), and Dutch Bros. Starbucks and Dutch Bros. are both publicly traded companies that earned approximately $32.6 billion and $739 million in revenue, respectively, in their 2022 fiscal years. Dunkin' is a subsidiary of Inspire Brands, Inc. that earns about $1.4 billion in revenue. Despite being a highly competitive field, Flagship Innovations LLC has a significant advantage over similar companies in the market. These competitive advantages include:
- Leveraging the highly renowned PJ's Coffee brand with its distinctly identifiable New Orleans heritage
- Franchisor's operational success via technology, training, equipment, and product quality
- Business acumen of the franchise candidate
- Low overhead cost

Management: Robert Love is the founder of Flagship Innovations LLC. Robert is the Director of Trust Accounts at Virtus Partners (FIS Global) and has over 15 years of financial services experience for various companies, including JPMorgan Chase, Citibank, and Bank of New York Mellon. He is also a veteran of the United States Navy with 4 years of service and is a graduate of Florida State College in Jacksonville. Robert is a seasoned business professional who is well-connected and attuned to the needs of his targeted market. His work ethic and business acumen will be the key drivers that propel this venture toward a position of lasting success.

Financial Overview: The Company expects steady growth over the next five years of operation and projects the following revenue to be generated. The financial projections are explained throughout this document.

	Year 1	Year 2	Year 3	Year 4	Year 5
Revenue	$825,000	$900,000	$990,000	$1,050,000	$1,100,000

Objective

The purpose of this plan is to provide financial institutions with the information necessary to evaluate the scope and future growth of Flagship Innovations LLC in the marketplace. In addition to serving as a roadmap for management, the plan will show that 1) a significant market opportunity exists when analyzing the current market demands and competitive landscape; 2) the management team set in place is qualified to execute on a well-thought-out operational, marketing, and sales strategy; and 3) the correct capital structure will allow for a long-lasting, profitable business.

To achieve its objectives, the Company is seeking a loan of $600,000. The funding will be allocated in a variety of ways, including initial franchise obligations, equipment, furniture & fixtures, inventory, staffing, operations, and marketing initiatives. Flagship Innovations LLC's financial model shows consistent growth for the brand over the next five years. By year five, plans call for the Company to achieve $1,100,000 in annual gross revenue with a net profit of $73,609 or approximately 7%.

The following table and graphs illustrate the financial goals of Flagship Innovations LLC over the next five years. The financials are explained in detail throughout this document.

Financial Highlights ($1,000's)																	
	M1	M2	M3	M4	M5	M6	M7	M8	M9	M10	M11	M12	Y1	Y2	Y3	Y4	Y5
Revenue	50	50	58	58	66	66	74	74	83	83	83	83	825	900	990	1,050	1,100
Gross Profit	33	33	39	39	44	44	50	50	55	55	55	55	553	603	663	704	737
Operating Expenses	40	35	36	36	37	37	38	38	38	38	38	38	450	499	553	588	623
EBITDA	(6)	(1)	4	4	9	9	14	14	19	19	19	19	122	123	130	135	133
Net Profit	(12)	(7)	(2)	(2)	2	3	7	7	12	12	12	12	45	49	60	70	74
Gross Margin/Revenue	67%	67%	67%	67%	67%	67%	67%	67%	67%	67%	67%	67%	67%	67%	67%	67%	67%
EBITDA/Revenue	-11%	-1%	7%	7%	14%	14%	19%	19%	22%	22%	22%	22%	15%	14%	13%	13%	12%
Net Margin/Revenue	-25%	-14%	-4%	-4%	4%	4%	10%	10%	15%	15%	15%	15%	5%	5%	6%	7%	7%
Net Cash Flow	59	(14)	(0)	(4)	4	1	9	6	14	11	11	11	107	27	37	42	40
Cash Balance - Ending	59	45	45	41	45	46	56	62	76	86	97	107	107	134	171	213	252



Projected Operating Highlights By Year ($1,000's)



Projected Revenue By Year ($1,000's)



Projected Cash Flow By Year ($1,000's)



Projected Net Income By Year ($1,000's)

Start-Up Summary

The following tables and graphs detail the funding the business will need to bring the vision to reality. Start-up funding includes all the expenditures, both start-up assets and start-up expenses, incurred before the Company starts earning revenue. The asset table's working capital element represents the cash balance at the beginning of Month 1 of the financial projections.

Use of Start-up Funding	
Expenses	
Initial Franchise Fee	$55,000
Legal Fees	$5,000
Rent/Security Deposit	$3,500
Grand Opening Advertising	$12,500
Training & Travel	$4,000
Construction Drawings	$18,000
Build-out	$300,000
Total Start-up Expenses	$398,000

Long-term Assets	
Furniture, Fixtures & Equipment	$165,000
Signage	$11,000
Small Wares	$10,000
POS System	$4,000
Total Long-Term Assets	$190,000

Short-Term Assets	
Working Capital	$30,000
Inventory	$12,500
Total Short-Term Assets	$42,500

Total Expenses & Assets	
Total Start-up Expenses	$398,000
Total Start-up Assets	$232,500
Total Funding Requirements	$630,500

Total Start-up Funding	
Total Amount Being Requested	$600,000
Total Funds Already Received	$30,000
Total Funding	$630,000

New Start-up Funding Being Requested	
Bank Amount Being Requested	$600,000
Line-of-Credit (LOC) Requested	$0
Investor Amount Being Requested	$0
Total Amount Being Requested	$600,000

Start-up Funding Already Received	
Owner Contribution	$30,000
Friends & Family Contribution	$0
Total Funding Already Received	$30,000

Start-up Capital and Liabilities	
Loss at Starting Date (Start-up Expenses)	($398,000)
Total Funds Received & Requested	$630,000
Cash Balance on Starting Date	$42,500

As shown in the charts above and the graph below, the total start-up funding needed to successfully implement this venture is $630,000. As depicted above, $398,000 will be used for start-up expenses, $190,000 will be used to purchase long-term assets, and $12,500 will be used for purchasing inventory. The remaining balance of $30,000 will be used for working capital.

Total Funds Allocated



Total Source & Use of Funds

About The Franchisor


PHYLLIS JORDAN
founder

According to its website, PJ's Coffee of New Orleans was founded in 1978 by Phyllis Jordan, a pioneer in the coffee industry that demonstrated better beans, superior roasting techniques, and pure passion for the art of coffee-making mattered. PJ's Coffee serves a wide variety of hot, iced, and frozen coffee beverages, as well as organic tea and fresh breakfast pastries.

PJ's Coffee's iced coffees are brewed daily using a special cold-drip process that protects the flavor and strength of the beans while producing a coffee that is 2/3 less acidic - a process pioneered by the Franchisor's founder. Bags of whole-bean coffee and single-serve cups of PJ's Coffee are available for sale in-store and online.

Products & Services

Flagship Innovations LLC will own and operate PJ's Coffee shops in the Houston metropolitan area. According to the Franchisor's website, PJ's Coffee utilizes only the best quality arabica coffee beans, sourcing 14 origin coffees from Sumatra to Ethiopia, Colombia to Papua New Guinea. This gourmet coffee is roasted in small batches of 300 lbs. or less by Roastmaster Felton Jones, who has over 22 years of experience with PJ's Coffee.

PJ's Coffee carries a complete line of espresso-based beverages, flavored coffee, and award-winning Original Cold Brew™ iced coffee, as well as a variety of food options. Freshly baked pastries and desserts are available for multiple day parts with a focus on supporting sustainability. PJ's Coffee is the industry leader in sourcing methods from farm to cup.


MEDIUM ROAST
DARK ROAST
FLAVORED
DECAF

Market Analysis Summary: Coffee Store Franchises[3]

Key Statistics

$13.5bn
Revenue

Annual Growth 2018–2023	Annual Growth 2023–2028	Annual Growth 2018–2028
1.0%	1.2%	

12,419
Businesses

Annual Growth 2018–2023	Annual Growth 2023–2028	Annual Growth 2018–2028
1.8%	2.2%	

$785.0m
Profit

Annual Growth 2018–2023	Annual Growth 2018–2023
5.8%	

173k
Employment

Annual Growth 2018–2023	Annual Growth 2023–2028	Annual Growth 2018–2028
0.9%	1.5%	

5.8%
Profit Margin

Annual Growth 2018–2023	Annual Growth 2018–2023
1.2pp	

$3.6bn
Wages

Annual Growth 2018–2023	Annual Growth 2023–2028	Annual Growth 2018–2028
0.8%	1.4%	

Products and Services Segmentation



According to IBISWorld, the Coffee Store Franchises industry experienced robust growth for most of the five years to 2023 as the franchise model continues to be a popular method for large chains to expand their company footprint with relatively low capital investment. The most significant industry player, Dunkin', added more than 1,500 franchises to its network during the five-year period, expanding into underrepresented regions relative to its traditional stronghold in the Northeast. Although rising consumer spending and improving economic conditions encouraged industry revenue growth during most of the period, COVID-19 and the accompanying social distancing regulations stifled industry revenue in 2020. Over the five years to 2023, industry revenue increased an annualized 1.0% to $13.5 billion.

[2] Ibid

The industry is highly concentrated; Dunkin' has over 8,500 stores in the United States alone. Therefore, the franchise's performance is highly correlated with the overall industry. The total number of coffee store franchises has been boosted by Canada-based Tim Hortons' movement into the United States, where it now has over 500 franchise locations. While there are numerous small coffee store franchises, they struggle to compete with the brand recognition of Dunkin' or Starbucks, which dominate coffee sales at the retail level. Coffee store franchises are becoming increasingly concentrated in the hands of fewer owners as significant, well-capitalized franchisee networks that own hundreds of stores play an expanding role.

Over the five years to 2028, the Coffee Store Franchises industry is expected to grow as economic conditions improve and consumers return to establishments. Additionally, demand for specialty drinks, which are not readily prepared in one's home or require special equipment to replicate, is expected to increase. Consequently, coffee store franchises are expected to continue employing specialized labor and equipment to meet consumer preferences. Over the five years to 2028, industry revenue will grow an annualized 1.2% to $14.4 billion.

Market Segmentation[3]

The following information from IBISWorld describes each of the industry's major market segments.



Maintaining a social media presence and innovative menu items boost demand from consumers under 25

- This segment includes all consumers under 25, representing a limited market share, as they typically have less disposable income.
- Younger consumers often seek out new and exciting flavors and menu items. To attract younger consumers, coffee franchises offer creative and innovative drink and food options, like seasonal specials, plant-based options, or unique flavor combinations.
- Younger consumers are highly active on social media platforms like Instagram, Twitter, and TikTok. Coffee franchises use these platforms to showcase their products, run promotions and giveaways, and engage with customers.

Convenience continues to attract consumers aged 25 to 54

- This segment can be split into consumers aged 25 to 34 and 35 to 54.
- Consumers in this age group are often busy with work and family obligations and value convenience in their coffee purchases. Coffee franchises offer convenient options like drive-thru service, mobile ordering, and delivery to appeal to this demographic.
- Consumers in this age group often value high-quality products and consistency in their coffee and food options. Coffee franchises

[3] Ibid.

focus on using high-quality ingredients, implementing consistent preparation techniques, and offering various options to appeal to this demographic.

An aging US population increases demand from consumers aged 55 and above

- This segment includes all consumers over 55, who typically purchase cheaper items like brewed coffee and visit franchise stores to take advantage of relatively low prices for food items.
- Coffee franchises may offer discounts and promotions targeting the over-55 age group. This can include senior deals, early bird specials, or loyalty programs with special perks.
- Consumers over 55 often value comfort and atmosphere in their coffee shop experience. Coffee franchises can create a cozy and welcoming environment with comfortable seating, soft lighting, and calming music to appeal to this demographic.

Market Demographics[4]

The following charts outline key demographic information for the Houston Metro Area.



Houston-The Woodlands-Sugar Land, TX Metro Area
Core Based Statistical Area in: Texas, Houston-The Woodlands, TX CSA, United States
7,206,841
Population
8,268.8 square miles
871.6 people per square mile
Census data: ACS 2021 1-year unless noted
Age
35.3
Median age
about the same as the figure in Texas: 35.5
about 90 percent of the figure in United States: 38.8
Population by age range
14% 15% 13% 15% 14% 12% 10% 6% 2%
0-9 10-19 20-29 30-39 40-49 50-59 60-69 70-79 80+
Population by age category
Under 18
18 to 64
65 and over
18 to 64
62%
Sex
Male
Female
Female
50%
Race & Ethnicity
33% 17% 0%† 8% 0%† 0%† 3% 39%
White Black Native Asian Islander Other Two+ Hispanic
* Hispanic includes respondents of any race. Other categories are non-Hispanic.

[4] "Houston-The Woodlands-Sugar Land, TX Metro Area." Census Reporter. 2022. Obtained at https://censusreporter.org/profiles/31000US26420-houston-the-woodlands-sugar-land-tx-metro-area.

Income

$36,472
Per capita income

a little higher than the amount in Texas: $34,717

a little less than the amount in United States: $38,332

$70,893
Median household income

a little higher than the amount in Texas: $66,963

about the same as the amount in United States: $69,717

Household income



Poverty

14.1%
Persons below poverty line

about the same as the rate in Texas: 14.3%

about 10 percent higher than the rate in United States: 12.8%

Children (Under 18)



Seniors (65 and over)



Households

2,601,401
Number of households

Texas: 10,796,247

United States: 127,544,730

2.7
Persons per household

about the same as the figure in Texas: 2.7

about 10 percent higher than the figure in United States: 2.5

Population by household type



Marital status



* Universe: Population 15 years and over

Marital status, by sex



Educational attainment

84.5%
High school grad or higher

about the same as the rate in Texas: 85.4%

a little less than the rate in United States: 89.4%

35.8%
Bachelor's degree or higher

about 10 percent higher than the rate in Texas: 33.1%

about the same as the rate in United States: 35%

Population by highest level of education



* Universe: Population 25 years and over

4 "Tysons, VA." Census Reporter. 2023. Obtained at https://censusreporter.org/profiles/16000US5179950-tysons-va.

Target Market

The primary target market for the menu items that will be offered by Flagship Innovations LLC through its PJ's Coffee franchises will be consumers aged 35 and up. Accounting for approximately 76.2% of industry revenue, persons in this age group have shown a much stronger inclination to be frequent patrons of coffee store franchises. While consumers 35 and up will be the primary target, the Company anticipates that consumers under 35 will make up a substantial portion of its customer base as well. By prioritizing its marketing efforts, Flagship Innovations LLC will be able to effectively expand the PJ's Coffee brand in the marketplace.

Market Needs

The market is in need of the menu items that will be offered by Flagship Innovations LLC through its PJ's Coffee franchises. The Franchisor's innovative menu and unique environment provide an attractive alternative to other coffee shops, along with its variety of coffees, teas, other beverages, snacks, desserts, and other food items. By leveraging the PJ's Coffee brand and expanding it further into the Houston metropolitan area, Flagship Innovations LLC is positioned to develop a strong and profitable business, enabling it to remain relevant well into the future.



Branding And Marketing

Flagship Innovations LLC recognizes that maintaining a sterling, well-regarded brand is essential for propagating a strong standing in the Coffee Store Franchises industry. By upholding a positive corporate image in addition to providing PJ's Coffee's top-quality coffees and other menu items, Flagship Innovations LLC will increase its market share, stand out among its competitors, and become a dominant player in the market. The Company will also fervently track any direct or indirect competition in the marketplace to ensure it stays on top of cutting-edge industry trends and opportunities. Moving forward, Flagship Innovations LLC will strive to meet the following objectives as it accomplishes specific keys to success:

Objectives

• Become a recognized PJ's Coffee franchise owner in the Houston metropolitan area
• Develop a strong customer service model
• Remain attuned to the marketplace and integrate services into the business mix that meet the needs of the targeted audience

Keys To Success[5]

IBISWorld identifies 250 Key Success Factors for a business. The most important for the Coffee Store Franchises industry are:
• Having a clear market position: Owning a clear position in the market against competitors enables franchise stores to win business based on brand reputation.
• Effective cost controls: Cost controls with minimal waste are important to low-margin service industries.
• Ability to franchise operations: This industry is based on franchises and, therefore, the attractiveness of owning a franchise is key to successful company ownership.
• Product is sold at high-profile outlets: Franchise stores benefit from being in malls and in locations with easy access, such as parking lots and drive-throughs, for customer convenience.
• Market research and understanding: Coffee stores and franchises must understand consumer desires and anticipate changing consumer preferences to maximize sales.
• Access to a multiskilled and flexible workforce: Industry operators require a supply of seasonal workers that can complete a range of tasks in industry stores.

[5] "Coffee Store Franchises in the US," IBISWorld.

Competitive Analysis

Flagship Innovations LLC is keenly aware that it must consistently analyze the competitive landscape to accelerate its position in the marketplace. As the Company builds its position and competitive advantages, it will continue to execute a marketing plan that highlights the benefits of its services. Any business that operates with a similar model serves as a direct or indirect competitor. The identified competitors are described below.

	Starbucks	Dunkin'	Dutch Bros
Year Founded	1971	1950	1992
Owner/CEO	Howard Schultz	David Hoffman	Joth Ricci
Headquarters	Seattle, WA	Canton, MA	Grants Pass, OR
Website	www.starbucks.com	www.dunkindonuts.com/en	www.dutchbros.com
Contact Info	https://customerservice.starbucks.com/sbux	www.dunkindonuts.com/en/about/contact-us/faqs	www.dutchbros.com/contact-us
Annual Sales	~$32.6BN [6]	$1.4BN [7]	~$739MM [8]
Entity Type	Public Company (NASDAQ: SBUX)	Subsidiary of Inspire Brands, Inc.	Public Company (NYSE: BROS)
Products Offered	Hot & cold coffee beverages, hot & cold tea beverages, other hot & cold beverages, various bakery items and sandwiches, oatmeal, and yogurt	Doughnuts, coffee, coffee beans, tea, frozen beverages, bagels, breakfast sandwiches, wraps, and snacks	Hot & cold coffee beverages, hot & cold tea beverages, other hot & cold beverages, muffins, and granola bars
Target Market	Customers looking for convenient options for gourmet beverages; also food retailers for its coffee beans and grounds	Consumers seeking a quick meal or beverage option	Customers looking for convenient options for gourmet beverages
Strengths	Very strong brand recognition	National brand recognition	Very strong brand recognition
Weaknesses	Plenty of criticism about the pricing and calorie count of many menu items	Must answer to parent company	Limited selection of food items

[6] Revenue figure obtained from Starbucks' 2022 Annual Report at https://s22.q4cdn.com/869488222/files/doc_financials/2023/ar/Starbucks-FY22-Annual-Report.pdf.
[7] Revenue estimate obtained from Zippia, Inc. at www.zippia.com/dunkin-brands-group-careers-3593/revenue.
[8] Revenue figure obtained from Dutch Bros' 2022 Annual Report at https://s28.q4cdn.com/741412594/files/doc_financials/2022/ar/f758459b-9cf1-4cd5-9420-937303b4a248.pdf.

The following is a listing of the primary competitive advantages of the Company.

•	Leveraging the highly renowned PJ's Coffee brand with its distinctly identifiable New Orleans heritage
•	Franchisor's operational success via technology, training, equipment, and product quality
•	Business acumen of the franchise candidate
•	Low overhead cost

Barriers To Entry[9]

According to IBISWorld, barriers to entry in the Coffee Store Franchises industry are low and steady, as indicated by the following details.

Barriers to Entry Checklist

Competition	High ⚠
Concentration	High ⚠
Life Cycle Stage	Mature ⊖
Technology Change	Medium ⊖
Regulation & Policy	Medium ⊖
Industry Assistance	Low ⚠

Legal
This industry is not subject to many industry-specific government regulations, other than standard FDA and labor laws, such as minimum wage. Industry operators must also abide by franchising laws set by the US Federal Trade Commission.

Start-up costs
Start-up costs for industry operators include establishing a location and investing in equipment, furniture, and fittings. However, many franchisees receive significant help from franchisors to help minimize start-up costs.

Differentiation
Industry operators can differentiate themselves through quality, product offerings, marketing, and customer service.

Labor Intensity
Although industry employees are typically not required to have specific licenses, they must possess a knowledge of industry products and provide quality customer service to be successful.

[9] "Coffee Store Franchises in the US," IBISWorld.

Swot Analysis

The following is a listing of Flagship Innovations LLC's key strengths and weaknesses, as well as the opportunities and threats in the marketplace.

S

Strengths
- Knowledge and business acumen of the franchising candidate
- Leveraging PJ's coffee brand
- Customer service commitment
- Scope of coffee beverages and other beverages

W

Weaknesses
- Company needs funding and working capital for a successful launch
- As a new franchise, the Company must build its credibility

O

Opportunities
- Projected increase in per capita disposable income among consumers
- Projected increase in per capita coffee consumption
- Opening additional PJ's Coffee locations

T

Threats
- Instability of the US economy leads to unpredictable market activity
- Larger companies that have more resources and the ability to reach deeper into the market



To calculate the overall risk score for an industry, IBISWorld assesses the risks pertaining to the industry's structure (structural risk), expected future performance (growth risk), and economic forces (sensitivity risk). Risk scores are based on a scale of 1 to 9, where 1 represents the lowest risk and 9 is the highest. The three types of risk are scored separately, then weighted and combined to derive the overall risk score. The risk assessment for the Coffee Store Franchises industry is shown below.

Risk component	Weight	Score
Structural risk	25%	6.09
Growth risk	25%	4.92
Sensitivity risk	50%	4.90
Overall risk		**5.20**

The overall risk in the industry is forecast to be medium over 2023. The primary negative factor affecting the industry is low barriers to entry, while the primary positive factor is per capita coffee consumption. Overall risk will be slightly higher than the previous year due to unfavorable movements in consumer spending and the world price of coffee. However, their impact will be partially offset by a projected fall in growth risk.[10] To face the risks as a new business in the marketplace, the Company must implement a highly effective marketing campaign, build industry connections, and communicate its value to potential customers while focusing on how it uniquely fills a market need. With that being said, Flagship Innovations LLC stands as a viable business opportunity that has the potential to deliver significant returns to any investor or lending institution.

[10]   "Coffee Store Franchises iExpert Summary." IBISWorld. 2023. Obtained at www.ibisworld.com.

Milestones

The tentative milestones are shown below. Management reserves the right to make changes to this schedule as needed.

Milestones			
	Start Date	Duration (days)	Manager
Obtain Funding	7/1/2023	62.00	Robert
Secure Location	8/1/2023	31.00	Robert
Build-out	9/1/2023	91.00	Robert
Hire Staff	11/1/2023	30.00	Robert
Grand Opening	12/1/2023	91.00	Robert



Organizational Chart



The personnel forecast below shows the staffing needs for the next five years.

Personnel Forecast					
	Year 1	Year 2	Year 3	Year 4	Year 5
Personnel Count					
Manager	1	1	1	1	1
Baristas	5	6	7	7.5	8
Total Personnel	6	7	8	8.5	9
Personnel Wage					
Manager	$60,000	$61,800	$63,654	$65,564	$67,531
Baristas	$30,000	$30,900	$31,827	$32,782	$33,765
Personnel Costs					
Manager	$60,000	$61,800	$63,654	$65,564	$67,531
Baristas	$150,000	$185,400	$222,789	$245,864	$270,122
Total Payroll	$210,000	$247,200	$286,443	$311,427	$337,653

Personnel Forecast Assumptions: (1) Personnel Wage assumes the average earnings per person in each position type; (2) Personnel Costs are based on the Personnel Wage for each position multiplied by the Personnel Count of each position; (3) Totals may have slight variances due to rounding.

Financial Indicators

The following table summarizes Flagship Innovations LLC's projected financial performance with standardized measurement indicators to evaluate profitability, leverage, asset turnover, and liquidity. As with any long-range projection, accuracy is based on reasonable estimates of return on investment and past performance. The Company believes the following numbers are attainable and reasonable. However, actual results will vary.

Financial Indicators					
	Year 1	Year 2	Year 3	Year 4	Year 5
Profitability %'s:					
Gross Margin	67.00%	67.00%	67.00%	67.00%	67.00%
Net Profit Margin	5.40%	5.45%	6.09%	6.70%	6.69%
EBITDA to Revenue	14.78%	13.61%	13.08%	12.84%	12.09%
Return on Assets	15.32%	16.41%	19.04%	20.72%	20.46%
Return on Equity	-13.78%	-17.87%	-28.15%	-48.88%	-104.84%
Activity Ratios:					
Accounts Payable Turnover	5.32	5.87	6.16	6.28	6.38
Asset Turnover	2.84	3.01	3.13	3.09	3.06
Leverage Ratios:					
Debt to Equity	(1.90)	(2.09)	(2.48)	(3.36)	(6.13)
Debt to Assets Ratio	211.17%	191.87%	167.65%	142.39%	119.51%
Interest Coverage Ratio	2.09	2.25	2.58	2.96	3.30
Debt Service Coverage Ratio	1.28	1.29	1.36	1.42	1.40
Liquidity Ratios:					
Current Ratio	2.34	2.90	3.46	4.09	4.66
Current Debt to Total Assets Ratio	17.59%	16.93%	16.75%	16.25%	15.81%
Additional Indicators:					
Revenue to Equity Ratio	(2.55)	(3.28)	(4.62)	(7.30)	(15.67)


Financial Indicators
250.00%
200.00%
150.00%
100.00%
50.00%
0.00%
Year 1
Year 2
Year 3
Year 4
Year 5
Net Profit Margin
EBITDA to Revenue
Debt to Assets Ratio
Current Debt to Total Assets Ratio

The following is a five-year revenue forecast. Direct costs include all costs directly tied to revenue and the "cost of goods."

Revenue Forecast					
	Year 1	Year 2	Year 3	Year 4	Year 5
Units Sold					
Coffee Beverages	49,500	54,000	59,400	63,000	66,000
Tea Beverages	33,000	36,000	39,600	42,000	44,000
Other Beverages	27,500	30,000	33,000	35,000	36,667
Food Items	41,250	45,000	49,500	52,500	55,000
Price					
Coffee Beverages	$5.00	$5.00	$5.00	$5.00	$5.00
Tea Beverages	$5.00	$5.00	$5.00	$5.00	$5.00
Other Beverages	$6.00	$6.00	$6.00	$6.00	$6.00
Food Items	$6.00	$6.00	$6.00	$6.00	$6.00
Revenue					
Coffee Beverages	$247,500	$270,000	$297,000	$315,000	$330,000
Tea Beverages	$165,000	$180,000	$198,000	$210,000	$220,000
Other Beverages	$165,000	$180,000	$198,000	$210,000	$220,000
Food Items	$247,500	$270,000	$297,000	$315,000	$330,000
Total Revenue	$825,000	$900,000	$990,000	$1,050,000	$1,100,000
Direct Cost					
Coffee Beverages	$1.50	$1.50	$1.50	$1.50	$1.50
Tea Beverages	$1.50	$1.50	$1.50	$1.50	$1.50
Other Beverages	$1.80	$1.80	$1.80	$1.80	$1.80
Food Items	$1.80	$1.80	$1.80	$1.80	$1.80
Direct Cost of Revenue					
Coffee Beverages	$74,250	$81,000	$89,100	$94,500	$99,000
Tea Beverages	$49,500	$54,000	$59,400	$63,000	$66,000
Other Beverages	$49,500	$54,000	$59,400	$63,000	$66,000
Food Items	$74,250	$81,000	$89,100	$94,500	$99,000
Subtotal Cost of Revenue	$247,500	$270,000	$297,000	$315,000	$330,000

Revenue Forecast Assumptions: (1) Revenue and costs are based on averages; (2) Totals may have slight variances due to rounding.



Year 1 Revenue Monthly

Legend: Coffee Beverages · Tea Beverages · Other Beverages · Food Items



Revenue By Year

Legend: Coffee Beverages · Tea Beverages · Other Beverages · Food Items

The following break-even analysis shows the revenue necessary to break-even in the first year of operation. This is where revenue equals expenses. As shown below, the Company is expected to incur average monthly fixed costs of $42,348 in Year 1. To cover fixed costs and variable costs, which rise and fall with revenue, the Company must, on average, achieve revenue of $63,206 per month to break-even.

Year 1 Break-even Analysis	
Monthly Revenue Break-even	$63,206
Assumptions:	
Average Monthly Revenue	$68,750
Average Monthly Variable Cost	$22,688
Estimated Monthly Fixed Cost	$42,348

Breakeven Analysis



Projected Income Statement

Flagship Innovations LLC intends to deploy its funding to maximize growth and profitability. The Income Statement table below shows that gross margin equals sales minus direct costs. The "bottom line" or profit (as measured before and after interest, taxes, depreciation, and amortization) equals gross margin minus operating expenses.

Pro Forma Income Statement					
	Year 1	Year 2	Year 3	Year 4	Year 5
Revenue	$825,000	$900,000	$990,000	$1,050,000	$1,100,000
Subtotal Cost of Revenue	$247,500	$270,000	$297,000	$315,000	$330,000
Merchant Credit Card Fees	$24,750	$27,000	$29,700	$31,500	$33,000
Total Cost of Revenue	$272,250	$297,000	$326,700	$346,500	$363,000
Gross Profit	$552,750	$603,000	$663,300	$703,500	$737,000
Gross Margin/Revenue	67.00%	67.00%	67.00%	67.00%	67.00%
Expenses					
Royalty Fee	$41,250	$45,000	$49,500	$52,500	$55,000
Marketing Fund Fee	$16,500	$18,000	$19,800	$21,000	$22,000
Local Advertising	$16,500	$18,000	$19,800	$21,000	$22,000
Rent	$42,000	$42,000	$42,000	$42,000	$42,000
Supplies	$3,600	$3,690	$3,782	$3,877	$3,974
POS Software Fee	$2,580	$2,580	$2,580	$2,580	$2,580
Labor Management Program Fee	$240	$240	$240	$240	$240
Mobile App Fee	$600	$600	$600	$600	$600
QuickBooks Essentials Fee	$600	$600	$600	$600	$600
Telephone/Internet	$3,600	$3,690	$3,782	$3,877	$3,974
Liability Insurance	$8,400	$8,610	$8,825	$9,046	$9,272
Travel & Fuel	$3,600	$3,600	$3,600	$3,600	$3,600
Utilities	$24,000	$24,600	$25,215	$25,845	$26,492
Maintenance	$6,000	$6,150	$6,304	$6,461	$6,623
Professional Services	$24,000	$24,600	$25,215	$25,845	$26,492
Business License & Permits	$5,000	$5,000	$5,000	$5,000	$5,000
Worker's Compensation	$6,300	$7,416	$8,593	$9,343	$10,130
Depreciation	$19,000	$19,000	$19,000	$19,000	$19,000
Payroll Taxes	$16,065	$18,911	$21,913	$23,824	$25,830
Total Personnel	$210,000	$247,200	$286,443	$311,427	$337,653
Total Operating Expenses	$449,835	$499,487	$552,793	$587,666	$623,058
Profit Before Interest and Taxes	$102,915	$103,513	$110,507	$115,834	$113,942
EBITDA	$121,915	$122,513	$129,507	$134,834	$132,942
Interest Expense	$58,343	$54,489	$50,232	$45,529	$40,333
Taxes Incurred	$0	$0	$0	$0	$0
Net Profit	$44,572	$49,024	$60,275	$70,306	$73,609
Net Margin/Revenue	5.40%	5.45%	6.09%	6.70%	6.69%

Income Statement Assumptions: (1) Royalty Fee expense is based on 5.0% of Revenue; (2) Marketing Fund Fee expense is based on 2.0% of Revenue; (3) Local Advertising expense is based on 2.0% of Revenue; (4) Depreciation of Long-term Assets is based on 10 years; (5) Payroll Taxes are based on 7.65% of Total Payroll; (6) Company Taxes are based on 0.0% due to the LLC being a pass-through entity; (7) Totals may have slight variances due to rounding.

The charts below represent the total revenue monthly and for the next five years. The charts illustrate the percentage of revenue allocated to cost of goods (COG), operating expenses and taxes, and interest. The net income piece represents revenue less the expenditures above.





Projected Cash Flow

The following depictions of Flagship Innovations LLC's projected cash flow show that the Company expects to maintain sufficient cash balances over the five years of this plan. The "pro forma cash flow" table differs from the "pro forma income statement" table. Pro forma cash flow is intended to represent the actual flow of cash in and out of Flagship Innovations LLC. In comparison, the revenue and expense projections on the income statement include "non-cash" items and exclude funding and investment illustrations.

Pro Forma Cash Flow					
	Year 1	Year 2	Year 3	Year 4	Year 5
Cash Received					
Revenue	$825,000	$900,000	$990,000	$1,050,000	$1,100,000
Proceeds from Bank Loan	$600,000	$0	$0	$0	$0
Owner Contribution	$30,000	$0	$0	$0	$0
Subtotal Cash Received	$1,455,000	$900,000	$990,000	$1,050,000	$1,100,000
Expenditures					
Expenditures from Operations					
Total Personnel	$210,000	$247,200	$286,443	$311,427	$337,653
Bill Payments	$500,260	$585,390	$621,815	$647,145	$667,999
Subtotal Spent on Operations	$710,260	$832,590	$908,258	$958,572	$1,005,652
Additional Cash Spent					
Start-up Costs	$398,000	$0	$0	$0	$0
Principal Loan Repayment	$36,805	$40,659	$44,917	$49,620	$54,816
Purchase Inventory	$12,500	$0	$0	$0	$0
Purchase Long-term Assets	$190,000	$0	$0	$0	$0
Subtotal Cash Spent	$1,347,565	$873,250	$953,175	$1,008,192	$1,060,468
Net Cash Flow	$107,435	$26,750	$36,825	$41,808	$39,532
Cash Balance	$107,435	$134,186	$171,011	$212,819	$252,351

Cash Flow Assumptions: (1) Proceeds from Bank Loan assume funds were received in the amount of $600,000; (2) Owner Contribution is $30,000; (3) Totals may have slight variances due to rounding.



Projected Balance Sheet

The balance sheet is a snapshot of Flagship Innovations LLC's financial condition. The balance sheet has three parts: assets, liabilities, and ownership equity.

Pro Forma Balance Sheet					
	Year 1	Year 2	Year 3	Year 4	Year 5
Assets					
Current Assets					
Cash	$107,435	$134,186	$171,011	$212,819	$252,351
Inventory	$12,500	$12,500	$12,500	$12,500	$12,500
Other Current Assets	$0	$0	$0	$0	$0
Total Current Assets	$119,935	$146,686	$183,511	$225,319	$264,851
Long-term Assets					
Long-term Assets	$190,000	$190,000	$190,000	$190,000	$190,000
Accumulated Depreciation	$19,000	$38,000	$57,000	$76,000	$95,000
Total Long-term Assets	$171,000	$152,000	$133,000	$114,000	$95,000
Other Assets					
Other Assets	$0	$0	$0	$0	$0
Total Assets	$290,935	$298,686	$316,511	$339,319	$359,851
Liabilities and Capital					
Current Liabilities					
Accounts Payable	$51,169	$50,555	$53,021	$55,143	$56,882
Current Borrowing	$0	$0	$0	$0	$0
Other Current Liabilities	$0	$0	$0	$0	$0
Subtotal Current Liabilities	$51,169	$50,555	$53,021	$55,143	$56,882
Long-term Liabilities	$563,195	$522,536	$477,619	$427,999	$373,183
Total Liabilities	$614,364	$573,090	$530,640	$483,142	$430,065
Paid-in Capital	$30,000	$30,000	$30,000	$30,000	$30,000
Retained Earnings	$0	($353,428)	($304,405)	($244,129)	($173,824)
Earnings	($353,428)	$49,024	$60,275	$70,306	$73,609
Total Capital	($323,428)	($274,405)	($214,129)	($143,824)	($70,214)
Total Liabilities and Capital	$290,935	$298,686	$316,511	$339,319	$359,851
Net Worth	($323,428)	($274,405)	($214,129)	($143,824)	($70,214)

Balance Sheet Assumptions: (1) Totals may have slight variances due to rounding.

Sensitivity Analysis

VOLATILITY

The level of volatility is determined by averaging the absolute change in revenue in each of the past five years. Volatility levels: very high is more than ±20%; high volatility is ±10% to ±20%; moderate volatility is ±3% to ±10%; and low volatility is less than ±3%.

The sensitivity analysis below assumes that revenues are 5% higher or 5% lower than the figures projected earlier in this document.

Best Case Scenario (Revenue Increased by 5%)					
	Year 1	Year 2	Year 3	Year 4	Year 5
Revenue	$866,250	$945,000	$1,039,500	$1,102,500	$1,155,000
Cost of Goods	$285,863	$311,850	$343,035	$363,825	$381,150
Gross Margin	$580,388	$633,150	$696,465	$738,675	$773,850
Gross Margin/Revenue	67.00%	67.00%	67.00%	67.00%	67.00%
Operating Expenses	$449,835	$499,487	$552,793	$587,666	$623,058
Net Profit	$72,209	$79,174	$93,440	$105,481	$110,459
Cash Flow	$135,073	$56,900	$69,990	$76,983	$76,382
Cash Balance	$135,073	$191,973	$261,964	$338,946	$415,328
Net Profit/Revenue	8.34%	8.38%	8.99%	9.57%	9.56%

Worst Case Scenario (Revenue Decreased by 5%)					
	Year 1	Year 2	Year 3	Year 4	Year 5
Revenue	$783,750	$855,000	$940,500	$997,500	$1,045,000
Cost of Goods	$258,638	$282,150	$310,365	$329,175	$344,850
Gross Margin	$525,113	$572,850	$630,135	$668,325	$700,150
Gross Margin/Revenue	67.00%	67.00%	67.00%	67.00%	67.00%
Operating Expenses	$449,835	$499,487	$552,793	$587,666	$623,058
Net Profit	$16,934	$18,874	$27,110	$35,131	$36,759
Cash Flow	$79,798	($3,400)	$3,660	$6,633	$2,682
Cash Balance	$79,798	$76,398	$80,059	$86,691	$89,373
Net Profit/Revenue	2.16%	2.21%	2.88%	3.52%	3.52%

Financial Assumptions

The assumptions below provide growth rates, cash on hand, and the terms of funding based on an initial loan amount of $600,000.

Financial Assumptions					
	Year 1	Year 2	Year 3	Year 4	Year 5
Growth Assumptions					
Total Revenue Growth		9%	10%	6%	5%
Total Expense Growth		11%	11%	6%	6%
Personnel Assumptions					
Average Salary Growth		3%	3%	3%	3%
Payroll Growth		18%	16%	9%	8%
Cash Assumptions					
Months of Cash on Hand	1	3	4	4	5
Bill Payment Term (Days)	32	32	32	32	32
Loan Assumptions					
LOC Loan (Interest Only)					
Line-of-Credit Monthly Payment	$0	$0	$0	$0	$0
Fixed Rate Loan					
Loan Term	10				
Loan Rate	10.00%				
Monthly Loan Payment	$7,929	$7,929	$7,929	$7,929	$7,929
Average Monthly Interest	$4,862	$4,541	$4,186	$3,794	$3,361
Average Monthly Principle	$3,067	$3,388	$3,743	$4,135	$4,568

Appendix I: Year One Financials

Year 1 Revenue Forecast												
	Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	Month 7	Month 8	Month 9	Month 10	Month 11	Month 12
Units Sold												
Coffee Beverages	2,970	2,970	3,465	3,465	3,960	3,960	4,455	4,455	4,950	4,950	4,950	4,950
Tea Beverages	1,980	1,980	2,310	2,310	2,640	2,640	2,970	2,970	3,300	3,300	3,300	3,300
Other Beverages	1,650	1,650	1,925	1,925	2,200	2,200	2,475	2,475	2,750	2,750	2,750	2,750
Food Items	2,475	2,475	2,888	2,888	3,300	3,300	3,713	3,713	4,125	4,125	4,125	4,125
Price												
Coffee Beverages	$5.00	$5.00	$5.00	$5.00	$5.00	$5.00	$5.00	$5.00	$5.00	$5.00	$5.00	$5.00
Tea Beverages	$5.00	$5.00	$5.00	$5.00	$5.00	$5.00	$5.00	$5.00	$5.00	$5.00	$5.00	$5.00
Other Beverages	$6.00	$6.00	$6.00	$6.00	$6.00	$6.00	$6.00	$6.00	$6.00	$6.00	$6.00	$6.00
Food Items	$6.00	$6.00	$6.00	$6.00	$6.00	$6.00	$6.00	$6.00	$6.00	$6.00	$6.00	$6.00
Revenue												
Coffee Beverages	$14,850	$14,850	$17,325	$17,325	$19,800	$19,800	$22,275	$22,275	$24,750	$24,750	$24,750	$24,750
Tea Beverages	$9,900	$9,900	$11,550	$11,550	$13,200	$13,200	$14,850	$14,850	$16,500	$16,500	$16,500	$16,500
Other Beverages	$9,900	$9,900	$11,550	$11,550	$13,200	$13,200	$14,850	$14,850	$16,500	$16,500	$16,500	$16,500
Food Items	$14,850	$14,850	$17,325	$17,325	$19,800	$19,800	$22,275	$22,275	$24,750	$24,750	$24,750	$24,750
Total Revenue	$49,500	$49,500	$57,750	$57,750	$66,000	$66,000	$74,250	$74,250	$82,500	$82,500	$82,500	$82,500
Direct Cost												
Coffee Beverages	$1.50	$1.50	$1.50	$1.50	$1.50	$1.50	$1.50	$1.50	$1.50	$1.50	$1.50	$1.50
Tea Beverages	$1.50	$1.50	$1.50	$1.50	$1.50	$1.50	$1.50	$1.50	$1.50	$1.50	$1.50	$1.50
Other Beverages	$1.80	$1.80	$1.80	$1.80	$1.80	$1.80	$1.80	$1.80	$1.80	$1.80	$1.80	$1.80
Food Items	$1.80	$1.80	$1.80	$1.80	$1.80	$1.80	$1.80	$1.80	$1.80	$1.80	$1.80	$1.80
Direct Cost of Revenue												
Coffee Beverages	$4,455	$4,455	$5,198	$5,198	$5,940	$5,940	$6,683	$6,683	$7,425	$7,425	$7,425	$7,425
Tea Beverages	$2,970	$2,970	$3,465	$3,465	$3,960	$3,960	$4,455	$4,455	$4,950	$4,950	$4,950	$4,950
Other Beverages	$2,970	$2,970	$3,465	$3,465	$3,960	$3,960	$4,455	$4,455	$4,950	$4,950	$4,950	$4,950
Food Items	$4,455	$4,455	$5,198	$5,198	$5,940	$5,940	$6,683	$6,683	$7,425	$7,425	$7,425	$7,425
Subtotal Cost of Revenue	$14,850	$14,850	$17,325	$17,325	$19,800	$19,800	$22,275	$22,275	$24,750	$24,750	$24,750	$24,750

Year 1 Personnel Forecast												
	Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	Month 7	Month 8	Month 9	Month 10	Month 11	Month 12
Personnel Count												
Manager	1	1	1	1	1	1	1	1	1	1	1	1
Baristas	5	5	5	5	5	5	5	5	5	5	5	5
Total Personnel	6	6	6	6	6	6	6	6	6	6	6	6
Personnel Wage												
Manager	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000
Baristas	$2,500	$2,500	$2,500	$2,500	$2,500	$2,500	$2,500	$2,500	$2,500	$2,500	$2,500	$2,500
Personnel Costs												
Manager	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000
Baristas	$12,500	$12,500	$12,500	$12,500	$12,500	$12,500	$12,500	$12,500	$12,500	$12,500	$12,500	$12,500
Total Payroll	$17,500	$17,500	$17,500	$17,500	$17,500	$17,500	$17,500	$17,500	$17,500	$17,500	$17,500	$17,500

Appendix I: Year One Financials

Year 1 Pro Forma Income Statement												
	Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	Month 7	Month 8	Month 9	Month 10	Month 11	Month 12
Revenue	$49,500	$49,500	$57,750	$57,750	$66,000	$66,000	$74,250	$74,250	$82,500	$82,500	$82,500	$82,500
Subtotal Cost of Revenue	$14,850	$14,850	$17,325	$17,325	$19,800	$19,800	$22,275	$22,275	$24,750	$24,750	$24,750	$24,750
Merchant Credit Card Fees	$1,485	$1,485	$1,733	$1,733	$1,980	$1,980	$2,228	$2,228	$2,475	$2,475	$2,475	$2,475
Total Cost of Revenue	$16,335	$16,335	$19,058	$19,058	$21,780	$21,780	$24,503	$24,503	$27,225	$27,225	$27,225	$27,225
Gross Profit	$33,165	$33,165	$38,693	$38,693	$44,220	$44,220	$49,748	$49,748	$55,275	$55,275	$55,275	$55,275
Gross Margin/Revenue	67.00%	67.00%	67.00%	67.00%	67.00%	67.00%	67.00%	67.00%	67.00%	67.00%	67.00%	67.00%
Expenses												
Royalty Fee	$2,475	$2,475	$2,888	$2,888	$3,300	$3,300	$3,713	$3,713	$4,125	$4,125	$4,125	$4,125
Marketing Fund Fee	$990	$990	$1,155	$1,155	$1,320	$1,320	$1,485	$1,485	$1,650	$1,650	$1,650	$1,650
Local Advertising	$990	$990	$1,155	$1,155	$1,320	$1,320	$1,485	$1,485	$1,650	$1,650	$1,650	$1,650
Rent	$3,500	$3,500	$3,500	$3,500	$3,500	$3,500	$3,500	$3,500	$3,500	$3,500	$3,500	$3,500
Supplies	$300	$300	$300	$300	$300	$300	$300	$300	$300	$300	$300	$300
POS Software Fee	$215	$215	$215	$215	$215	$215	$215	$215	$215	$215	$215	$215
Labor Management Program Fee	$20	$20	$20	$20	$20	$20	$20	$20	$20	$20	$20	$20
Mobile App Fee	$50	$50	$50	$50	$50	$50	$50	$50	$50	$50	$50	$50
QuickBooks Essentials Fee	$50	$50	$50	$50	$50	$50	$50	$50	$50	$50	$50	$50
Telephone/Internet	$300	$300	$300	$300	$300	$300	$300	$300	$300	$300	$300	$300
Liability Insurance	$700	$700	$700	$700	$700	$700	$700	$700	$700	$700	$700	$700
Travel & Fuel	$300	$300	$300	$300	$300	$300	$300	$300	$300	$300	$300	$300
Utilities	$2,000	$2,000	$2,000	$2,000	$2,000	$2,000	$2,000	$2,000	$2,000	$2,000	$2,000	$2,000
Maintenance	$500	$500	$500	$500	$500	$500	$500	$500	$500	$500	$500	$500
Professional Services	$2,000	$2,000	$2,000	$2,000	$2,000	$2,000	$2,000	$2,000	$2,000	$2,000	$2,000	$2,000
Business License & Permits	$5,000	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Worker's Compensation	$525	$525	$525	$525	$525	$525	$525	$525	$525	$525	$525	$525
Depreciation	$1,583	$1,583	$1,583	$1,583	$1,583	$1,583	$1,583	$1,583	$1,583	$1,583	$1,583	$1,583
Payroll Taxes	$1,339	$1,339	$1,339	$1,339	$1,339	$1,339	$1,339	$1,339	$1,339	$1,339	$1,339	$1,339
Total Personnel	$17,500	$17,500	$17,500	$17,500	$17,500	$17,500	$17,500	$17,500	$17,500	$17,500	$17,500	$17,500
Total Operating Expenses	$40,337	$35,337	$36,080	$36,080	$36,822	$36,822	$37,565	$37,565	$38,307	$38,307	$38,307	$38,307
Profit Before Interest and Taxes	($7,172)	($2,172)	$2,613	$2,613	$7,398	$7,398	$12,183	$12,183	$16,968	$16,968	$16,968	$16,968
Interest on Loan Repayment	$5,000	$4,976	$4,951	$4,926	$4,901	$4,876	$4,850	$4,825	$4,799	$4,773	$4,747	$4,720
Taxes Incurred	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Net Profit	($12,172)	($7,148)	($2,338)	($2,313)	$2,497	$2,522	$7,332	$7,358	$12,169	$12,195	$12,221	$12,248
Net Margin/Revenue	-24.59%	-14.44%	-4.05%	-4.01%	3.78%	3.82%	9.88%	9.91%	14.75%	14.78%	14.81%	14.85%

Year 1 Cash Flow												
Additional Cash Received	Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	Month 7	Month 8	Month 9	Month 10	Month 11	Month 12
Revenue	$49,500	$49,500	$57,750	$57,750	$66,000	$66,000	$74,250	$74,250	$82,500	$82,500	$82,500	$82,500
Proceeds from Bank Loan	$600,000	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Owner Contribution	$30,000	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Subtotal Cash Received	$679,500	$49,500	$57,750	$57,750	$66,000	$66,000	$74,250	$74,250	$82,500	$82,500	$82,500	$82,500
Total Personnel	$17,500	$17,500	$17,500	$17,500	$17,500	$17,500	$17,500	$17,500	$17,500	$17,500	$17,500	$17,500
Bill Payments	$0	$42,589	$37,564	$41,005	$40,980	$44,420	$44,395	$47,834	$47,809	$51,248	$51,222	$51,195
Additional Cash Spent												
Start-up Costs	$398,000	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Principal Loan Repayment	$2,929	$2,953	$2,978	$3,003	$3,028	$3,053	$3,079	$3,104	$3,130	$3,156	$3,182	$3,209
Purchase Inventory	$12,500	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Purchase Long-term Assets	$190,000	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Cash Spent	$620,929	$63,042	$58,042	$61,508	$61,508	$64,973	$64,973	$68,438	$68,439	$71,904	$71,904	$71,904
Net Cash Flow	$58,571	($13,542)	($292)	($3,758)	$4,492	$1,027	$9,277	$5,812	$14,061	$10,596	$10,596	$10,596
Cash Balance	$58,571	$45,029	$44,736	$40,979	$45,471	$46,498	$55,775	$61,586	$75,648	$86,244	$96,840	$107,435

Appendix I: Year One Financials

Year 1 Balance Sheet												
	Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	Month 7	Month 8	Month 9	Month 10	Month 11	Month 12
Current Assets												
Cash	$58,571	$45,029	$44,736	$40,979	$45,471	$46,498	$55,775	$61,586	$75,648	$86,244	$96,840	$107,435
Inventory	$12,500	$12,500	$12,500	$12,500	$12,500	$12,500	$12,500	$12,500	$12,500	$12,500	$12,500	$12,500
Other Current Assets	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Total Current Assets	$71,071	$57,529	$57,236	$53,479	$57,971	$58,998	$68,275	$74,086	$88,148	$98,744	$109,340	$119,935
Long-term Assets	$190,000	$190,000	$190,000	$190,000	$190,000	$190,000	$190,000	$190,000	$190,000	$190,000	$190,000	$190,000
Accumulated Depreciation	$1,583	$3,167	$4,750	$6,333	$7,917	$9,500	$11,083	$12,667	$14,250	$15,833	$17,417	$19,000
Total Long-term Assets	$188,417	$186,833	$185,250	$183,667	$182,083	$180,500	$178,917	$177,333	$175,750	$174,167	$172,583	$171,000
Other Assets												
Other Assets	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Total Assets	$259,488	$244,362	$242,486	$237,145	$240,054	$239,498	$247,191	$251,420	$263,898	$272,910	$281,923	$290,935
Current Liabilities												
Accounts Payable	$42,589	$37,564	$41,005	$40,980	$44,420	$44,395	$47,834	$47,809	$51,248	$51,222	$51,195	$51,169
Current Borrowing	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Other Current Liabilities	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Subtotal Current Liabilities	$42,589	$37,564	$41,005	$40,980	$44,420	$44,395	$47,834	$47,809	$51,248	$51,222	$51,195	$51,169
Long-term Liabilities	$597,071	$594,118	$591,139	$588,137	$585,109	$582,056	$578,977	$575,873	$572,743	$569,586	$566,404	$563,195
Total Liabilities	$639,660	$631,682	$632,144	$629,116	$629,529	$626,450	$626,811	$623,681	$623,990	$620,808	$617,599	$614,364
Paid-in Capital	$30,000	$30,000	$30,000	$30,000	$30,000	$30,000	$30,000	$30,000	$30,000	$30,000	$30,000	$30,000
Retained Earnings	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Earnings	($410,172)	($417,320)	($419,658)	($421,971)	($419,474)	($416,952)	($409,620)	($402,262)	($390,093)	($377,898)	($365,676)	($353,428)
Total Capital	($380,172)	($387,320)	($389,658)	($391,971)	($389,474)	($386,952)	($379,620)	($372,262)	($360,093)	($347,898)	($335,676)	($323,428)
Total Liabilities and Capital	$259,488	$244,362	$242,486	$237,145	$240,054	$239,498	$247,191	$251,420	$263,898	$272,910	$281,923	$290,935
Net Worth	($380,172)	($387,320)	($389,658)	($391,971)	($389,474)	($386,952)	($379,620)	($372,262)	($360,093)	($347,898)	($335,676)	($323,428)